Received SEC

FEB 0 6 2014

Washington, DC 20549

CASTLE BRANDS

2013 Annual Report

CASTLE
BRANDS

January 31, 2014

Dear Fellow Shareholder,

We are pleased to announce that our fiscal year ended March 31, 2013 was very positive for Castle Brands. During the year, we continued to grow our most profitable brands, contained our SG&A expenses and significantly improved our financial flexibility.

For fiscal 2013, we reported total case sales (excluding ginger beer) of 372,059, a 11.6% increase in total case sales compared to the previous year. Because this growth came primarily from our higher value and higher margin brands such as Gosling's Rum, Jefferson's bourbons and our Irish whiskeys, revenue increased 16.8% to $41.4 million and gross margin increased over 14% to $14.3 million.

While sales increased 16.8% for the year, our total SG&A expenses increased 4.1%. We have a strong sales force and management team, which allow us to continue to increase sales substantially without corresponding increases to costs. This ability to scale our business led to significantly stronger bottom line performance, with a 69.5% improvement in our EBITDA, as adjusted. We believe these trends will allow us to become solidly profitable and build substantial shareholder value.

Strong growth of Jefferson's bourbons and Rye led to a 44.7% increase in whiskey revenue from the prior year. We believe Jefferson's growth is still in its early stages, with significant untapped market opportunities. To support continued growth, we purchased $2.5 million of aged bulk bourbon near the end of the year. Turning to Gosling's Black Seal Rum, sales exceeded 100,000 cases, prompting *Impact Magazine* to put Gosling's on their "Hot Prospect" list. In addition, sales of Stormy Ginger Beer in the US increased 59% to 248,309 cases, which reflects the growing popularity of the trademarked cocktail, the Dark 'n Stormy, a key driver of Gosling's sales.

During the year, as inventory and accounts receivable increased, we were able to expand our working capital facility from $5 million to $8 million. Subsequent to year-end, we expanded our facility to fund bourbon purchases from $2.5 million to $4 million. These two changes position us to continue to buy of aged bulk bourbon for Jefferson's as opportunities arise.

As we look ahead, we remain focused on maintaining this momentum in our business and on reaching our goals of being solidly profitable and building shareholder value.

Thank you for your ongoing support.

Sincerely,

Mark E. Andrews, III
Chairman of the Board

Richard J. Lampen
President and Chief Executive Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001-32849

Castle Brands Inc.

(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	**41-2103550** (I.R.S. Employer Identification No.)
122 East 42nd Street, Suite 4700 **New York, New York** (Address of principal executive offices)	**10168** (Zip Code)

Registrant's telephone number, including area code (646) 356-0200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.01 par value	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer
☐ Non-accelerated filer	☑ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant based on the September 30, 2012 closing price was approximately $11,600,000 based on the closing price per share as reported on the NYSE MKT on such date. The registrant had 109,822,526 shares of common stock outstanding at June 25, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Part III (Items 10, 11, 12, 13 and 14) of this annual report on Form 10-K is incorporated by reference from the definitive Proxy Statement for the 2013 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year covered by this report.

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CASTLE BRANDS INC.
FORM 10-K

TABLE OF CONTENTS

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PART I

Item 1. Business

Overview

We develop and market premium and super premium brands in the following beverage alcohol categories: rum, whiskey, liqueurs, vodka and tequila. We distribute our products in all 50 U.S. states and the District of Columbia, in thirteen primary international markets, including Ireland, Great Britain, Northern Ireland, Germany, Canada, South Africa, Bulgaria, France, Russia, Finland, Norway, Sweden, China and the Duty Free markets, and in a number of other countries in continental Europe and Latin America. We market the following brands, among others, Gosling's Rum®, Gosling's Stormy Ginger Beer, Gosling's Dark 'n Stormy® ready-to-drink cocktail, Jefferson's®, Jefferson's Reserve® and Jefferson's Presidential Select™ bourbons, Jefferson's Rye whiskey, Pallini® liqueurs, Clontarf® Irish whiskey, Knappogue Castle Whiskey®, Brady's® Irish Cream, Boru® vodka, Tierras ™ tequila, Celtic Honey® liqueur, Castello Mio™ sambucas, Travis Hasse's Original® Pie liqueurs and Gozio® amaretto.

Our brands

We market the premium brands listed below.

Gosling's rum. We are the exclusive U.S. distributor for Gosling's rums, including Gosling's Black Seal Dark Rum, Gosling's Gold Bermuda Rum and Gosling's Old Rum. The Gosling family produces these rums in Bermuda, where Gosling's rums have been under continuous production and ownership by the Gosling family for over 200 years. We hold a 60% controlling interest in Gosling-Castle Partners, Inc., a global export venture between us and the Gosling family. Gosling-Castle Partners has the exclusive long-term export and distribution rights for the Gosling's rum products for all countries other than Bermuda. The Gosling's rum brands accounted for approximately 37% and 36% of our revenues for our 2013 and 2012 fiscal years, respectively. We have also introduced Gosling's Stormy Ginger Beer, an essential non-alcoholic ingredient in Gosling's trademarked Dark 'n Stormy® rum cocktail, Gosling's Dark 'n Stormy® cocktail in a ready-to-drink can, and Gosling's Rum Swizzle, the famous Bermuda classic made with Gosling's Black Seal Rum, Gosling's Gold Bermuda Rum and a blend of island flavors that include pineapple and orange.

Jefferson's bourbons and rye whisky. We develop and market three premium, very small batch bourbons: Jefferson's, Jefferson's Reserve and Jefferson's Presidential Select. Each of these three distinct premium Kentucky bourbons, is blended in batches of eight to twelve barrels to produce specific flavor profiles. We also produce Jefferson's Straight Rye Whiskey, a premium whiskey distilled from 100% North American rye.

Pallini liqueurs. We have the long-term exclusive U.S. distribution rights (excluding duty free sales) for Pallini Limoncello and its related brand extensions. Pallini Limoncello is a premium lemon liqueur, which is served iced cold, on the rocks or as an ingredient in a wide variety of drinks, ranging from martinis to iced tea. It is also used in cooking, particularly for pastries and cakes. Pallini Limoncello is crafted from an authentic family recipe. It is made with Italy's finest Sfusato Amalfitano lemons that are hand-selected for optimal freshness and flavor. There are two other flavor extensions of this Italian liqueur: Pallini Peachcello, made with white peaches, and Pallini Raspicello, made from a combination of raspberries and other berries.

Clontarf Irish whiskeys. Our family of Clontarf Irish whiskeys currently represents a majority of our case sales of Irish whiskey. Clontarf is an accessible and smooth premium Irish whiskey, is distilled using quality grains and pure Irish spring water. Clontarf is then aged in bourbon barrels and mellowed through Irish oak charcoal. Clontarf is available in single malt and classic versions.

Knappogue Castle Whiskey. We developed our Knappogue Castle Whiskey, a single malt Irish whiskey, to build on both the popularity of single malt Scotch whisky and the growth in the Irish whiskey category. Knappogue Castle Whiskey is distilled in pot stills using malted barley and is aged twelve years. We have recently introduced Knappogue Twin Wood, the first Sherry Finished Knappogue Castle Whiskey. The whiskey is matured for sixteen years in two types of wood resulting in a perfectly balanced single malt Irish whiskey with a complex, rich taste and a slightly sweet sherry finish.

Knappogue Castle 1951. Knappogue Castle 1951 is a pure pot-still whiskey that was distilled in 1951 and then aged for 36 years in sherry casks. The name comes from an Irish castle, formerly owned by Mark Edwin Andrews, the originator of the brand and the father of Mark Andrews, our chairman.

Brady's Irish cream liqueurs. Brady's Irish Cream, a high quality Irish cream, is made in small batches using Irish whiskey, dairy fresh cream and natural flavors.

Boru vodka. Boru vodka, a premium vodka produced in Ireland, was developed in 1998 and is named after the legendary High King of Ireland, Brian Boru, who united the Irish clans and drove foreign invaders out of Ireland. It is five-times distilled using pure spring water for smoothness and filtered through ten feet of charcoal made from Irish oak for increased purity. We offer three flavor extensions of Boru vodka: Boru Citrus, Boru Orange, and Boru Crazzberry (a cranberry/raspberry flavor fusion).

Tierras tequila. In 2009, we launched an organic, super-premium tequila, "Tequila Tierras Autenticas de Jalisco"™ or "Tierras". Tierras is a USDA certified organic tequila and is available as blanco, reposado and añejo. We are the exclusive U.S. importer and marketer of Tierras.

Celtic Honey liqueur. Celtic Honey is a premium brand of Irish liqueur that is a unique combination of Irish spirits, cognac and a taste of honey. Gaelic Heritage Corporation Limited, an affiliate of one of our bottlers, has the exclusive rights to produce and supply us with Celtic Honey.

Castello Mio sambucas. In May 2013, we introduced Castello Mio, a super premium sambuca. Castello Mio Sambuca is made by Brotto Distilleries S.r.L. ("Brotto"), a family company with a tradition of crafting fine liqueurs in the Veneto region of Italy since the 1800's, and is available in the "classico" style as well as espresso.

Travis Hasse's Original Pie liqueurs. We are the exclusive global distributor for Travis Hasse's Original Pie Liqueurs, including Travis Hasse's Original Apple Pie Liqueur, a blend of various types of apples, spices and cinnamon, and Travis Hasse's Original Cherry Pie Liqueur, a cherry-pie-filling flavor from the marriage of maraschino cherries and a hint of vanilla, and Travis Hasse's Cow Pie Liqueur, a blend of chocolate, vanilla, caramel, and neutral grain spirit. We have a 20% interest in DP Castle Partners, LLC, a joint venture formed with Travis Hasse and his wholly owned Drink Pie, LLC, which we refer to as DPCP, to manage the manufacturing and marketing of Travis Hasse's Original Apple Pie Liqueur, Cherry Pie Liqueur, Cow Pie Liqueur and any future line extensions of the brand. Under the terms of the agreement, we will acquire an increasing stake in DPCP based on achieving certain case sale targets.

Gozio Amaretto. In 2011, we became the exclusive U.S. distributor for Gozio Amaretto, which is made from a secret recipe that combines selected fruits from four continents.

Wine brands. In March 2013, we determined to reduce our sales and marketing efforts on our wine brands, which do not provide a material contribution to our results of operations. We made this decision to optimize our resources and focus on our faster growing and more profitable spirits brands, and to reduce the levels of working capital required to maintain necessary inventory levels of bulk wine and finished goods. We intend to continue selling existing finished goods wine inventory through our current sales channels, but are actively seeking buyers for large lots and for our bulk wine.

Our strategy

Our objective is to continue building a distinctive portfolio of global premium spirits brands as we move towards profitability. To achieve this, we continue to seek to:

- ***increase revenues from our more profitable brands.*** We continue to focus our distribution relationships, sales expertise and targeted marketing activities on our more profitable brands;
- ***improve value chain and manage cost structure.*** We continue to review and analyze our supply chains and cost structures both on a company-wide and brand-by-brand basis, to improve operations and operating results; and
- ***selectively add new premium brands to our portfolio.*** We intend to continue developing new brands and pursuing strategic relationships, joint ventures and acquisitions to selectively expand our premium spirits portfolio, particularly by capitalizing on and expanding our partnering capabilities.

Our criteria for new brands focuses on underserved areas of the beverage alcohol marketplace, while examining the potential for direct financial contribution to our company and the potential for future growth based on development and maturation of agency brands. We evaluate future acquisitions and agency relationships on the basis of their potential to be immediately accretive and their potential contributions to our objectives of becoming profitable and further expanding our product offerings. We expect that future acquisitions, if consummated, would involve some combination of cash, debt and the issuance of our stock.

Production and supply

There are several steps in the production and supply process for beverage alcohol products. First, all of our spirits products are distilled. This is a multi-stage process that converts basic ingredients, such as grain, sugar cane or agave, into alcohol. Next, the alcohol is processed and/or aged in various ways depending on the requirements of the specific brand. For our vodka, this processing is designed to remove all other chemicals, so that the resulting liquid will be odorless and colorless, and have a smooth quality with minimal harshness. Achieving a high level of purity involves a series of distillations and filtration processes.

For our flavored vodkas and all of our other spirits brands, rather than removing flavor, various complex flavor profiles are achieved through one or more of the following techniques: infusion of fruit, addition of various flavoring substances, and, in the case of rums and whiskeys, aging of the brands in various types of casks for extended periods of time and the blending of several rums or whiskeys to achieve a unique flavor profile for each brand. After the distillation, purification and flavoring processes are completed, the various liquids are bottled. This involves several important stages, including bottle and label design and procurement, filling of the bottles and packaging the bottles in various configurations for shipment.

We do not have significant investments in distillation, bottling or other production facilities or equipment. Instead, we have entered into relationships with several companies to provide those services to us. We believe that these types of arrangements allow us to avoid committing significant amounts of capital to fixed assets and permit us to have the flexibility to meet growing sales levels by dealing with companies whose capacity significantly exceeds our current needs. These relationships vary on a brand-by-brand basis as discussed below. As part of our ongoing cost-containment efforts, we intend to continue to review each of our business relationships to determine if we can increase the efficiency of our operations.

Gosling's rum

Gosling's rums have been produced by the Gosling's family in Hamilton, Bermuda for over 200 years and, under our distribution arrangements with Gosling's Export (Bermuda) Limited ("Gosling's Export"), they have retained the right to act as the sole supplier to Gosling-Castle Partners Inc. with respect to our Gosling's rum requirements. Gosling's sources its rums in the Caribbean and transports them to Bermuda where they are blended according to proprietary recipes. The rums are then sent to Heaven Hill Distilleries, Inc.'s plant in Bardstown, Kentucky where they are bottled, packaged, stored and shipped to our third-party warehouse. In 2007, Gosling's increased its blending and storage facilities in Bermuda to accommodate our supply needs for the foreseeable future. We believe Heaven Hill has ample capacity to meet our projected supply needs. See "Strategic brand-partner relationships."

Knappogue Castle and Clontarf Irish whiskeys

In 2012, we entered into two long-term supply agreements with Irish Distillers Limited, a subsidiary of Pernod Ricard, under which it has agreed to supply us with the aged single malt and grain whiskeys used in our Knappogue Castle Whiskey and all of our Clontarf Irish whiskey products. The first supply agreement provides for the production of blended Irish whiskeys for us until the contract is terminated by either party in accordance with the terms of the agreement. IDL may terminate the contract if it provides at least six years prior notice, except for breach. Under this agreement, we provide IDL with a forecast of the estimated amount of liters of pure alcohol we require for the next four fiscal contract years and agree to purchase that amount, subject to certain annual adjustments. The second supply agreement provides for the production of single malt Irish whiskeys for us until the contract is terminated by either party in accordance with the terms of the agreement. IDL may terminate the contract if it provides at least thirteen years prior notice, except for breach. Under this agreement, we provide IDL with a forecast of the estimated amount of liters of pure alcohol we require for the next twelve fiscal contract years and agree to purchase that amount, subject to certain annual adjustments. We are not obligated to pay for any product not yet received. The whiskeys are then sent to Terra Limited ("Terra") in Baileyboro, Ireland, where they are bottled in bottles we designed and packaged for shipment. We believe that both Terra, which also acts as bottler for certain of our Boru vodka and as producer and bottler of our Brady's Irish cream (and as bottler for Celtic Honey, which is supplied to us by one of Terra's affiliates), has sufficient bottling capacity to meet our current needs, and both Terra and Irish Distillers have the capacity to meet our future supply needs.

Terra provides intake, storage, sampling, testing, filtering, filling, capping and labeling of bottles, case packing, warehousing and loading and inventory control for our Boru vodkas and our Knappogue Castle and Clontarf Irish whiskeys at prices that are adjusted annually by mutual agreement based on changes in raw materials and consumer price indexes increases up to 3.5% per annum. This agreement also provides for maintenance of product specifications and minimum processing procedures, including compliance with applicable food and alcohol regulations and maintenance, storage and stock control of all raw products and finished products delivered to Terra. Terra holds all alcohol on its premises under its customs and excise bond. Our bottling and services agreement with Terra will expire on June 30, 2013. We expect to continue to operate under the terms of the expiring contract as we negotiate a new agreement with Terra. We believe we could obtain alternative sources of bottling and services if we are unable to renew the existing Terra contract.

Jefferson's whiskeys

Jefferson's, Jefferson's Reserve bourbons, Jefferson's Presidential Select and Jefferson's rye are bottled for us by Luxco, Inc., which we refer to as Luxco, in Cleveland, OH, from our stocks of aged bourbon and rye. We blend no more than eight to twelve barrels to produce specific flavor profiles of each of our bourbon products. Bourbon has been in short supply in the U.S. in recent years, and we have been actively seeking alternate sourcing for future supply. We have recently acquired a stock of aged bourbon and identified a future source, which we anticipate will supply our currently forecasted needs for Jefferson's and Jefferson's Reserve, and have a rare stock of aged rye, which we anticipate will available for sale later this year, although there is no assurance we can source adequate amounts of bourbon or rye at satisfactory prices.

Pallini liqueurs

I.L.A.R. S.p.A./Pallini Internazionale, which we refer to as I.L.A.R., an Italian company based in Rome and owned since 1875 by the Pallini family, produces Pallini Limoncello, Raspicello and Peachcello. I.L.A.R. bottles the liqueurs at its plant in Rome and ships them to us under our long-term exclusive U.S. marketing and distribution agreement. We believe that I.L.A.R. has adequate facilities to produce and bottle sufficient Limoncello, Peachcello and Raspicello to meet our foreseeable needs. See "Strategic brand-partner relationships."

Boru vodka

We have a supply agreement with Royal Nedalco B.V., a leading European producer of grain neutral spirits, to provide us with the distilled alcohol used in our Boru vodka. The supply agreement provides for Royal Nedalco to produce natural spirit for us with specified levels of alcohol content pursuant to specifications set forth in the agreement and at specified prices through its expiration in December 2013, in quantities designated by us. We believe that Royal Nedalco has sufficient distilling capacity to meet our needs for Boru vodka for the foreseeable future. In the event that we do not renew the Royal Nedalco agreement, we believe that we will be able to obtain grain neutral spirits from another supplier.

The five-times distilled alcohol is delivered from Royal Nedalco to the bottling premises at Terra, where it is filtered in several proprietary ways, pure water is added to achieve the desired proof, and, in the case of the citrus, orange and Crazzberry versions of Boru vodka, flavorings are added. Depending on the size of the bottle, Boru vodka is then either bottled at Terra or shipped in bulk to the U.S. and bottled at Proximo Distillers, Inc. (formerly Lawrenceburg Distillers, Inc.), which we refer to as PDI, in Lawrenceburg, IN, where we bottle certain sizes for the U.S. market. We believe that both Terra and PDI have sufficient bottling capacity to meet our current needs, and both have the capacity to meet our future supply needs. As described above, our bottling and services agreement with Terra will expire on June 30, 2013. We expect to continue to operate under the terms of the expiring contract as we negotiate a new agreement with Terra. We believe we could obtain alternative sources of bottling and services if we are unable to renew the existing Terra contract.

Brady's Irish cream

Brady's Irish cream is produced for us by Terra. Fresh cream is combined with Irish whiskey, grain neutral spirits and various flavorings to our specifications, and then bottled by Terra in bottles designed for us. We believe that Terra has the capacity to meet our foreseeable supply needs for this brand. As described above, our bottling and services agreement with Terra will expire on June 30, 2013. We expect to continue to operate under the terms of the expiring contract as we negotiate a new agreement with Terra. We believe we could obtain alternative sources of bottling and services if we are unable to renew the existing Terra contract.

Celtic Honey liqueur

Gaelic Heritage Corporation Limited, an affiliate of Terra, has a contractual right to act as the sole supplier to us of Celtic Honey. Gaelic Heritage mixes the ingredients comprising Celtic Honey using a proprietary formula and then Terra bottles it for them in bottles designed for us. We believe that the necessary ingredients are available to Gaelic Heritage in sufficient supply and that Terra's bottling capacity is currently adequate to meet our projected supply needs. See "Strategic brand-partner relationships."

Tierras tequila

Tierras Tequila Autenticas de Jalisco or "Tierras" is being produced for us in Mexico by Autentica Tequilera S.A. de C.V. Autentica Tequilera currently sources organic agave from third-parties, and together with its affiliates is in the process of cultivating its own supply of organic agave. Autentica Tequilera distills and bottles the tequila at its facility in the Jalisco region of Mexico. Tierras is available as blanco, reposado and añejo. The blanco is unaged, the reposado is aged in oak barrels at the distillery for up to one year, and the añejo is aged in oak barrels at the distillery for at least one year. We believe that, given the ability of Autentica Tequilera to purchase organic agave and its anticipated cultivation of organic agave, Autentica Tequilera has sufficient capacity to meet our foreseeable supply needs for this brand.

Castello Mio sambucas

Castello Mio sambucas are produced for us by Brotto in Carnuda, Italy. Grain neutral spirits, sugar and natural various flavor essences are combined to our specifications, and then bottled by Brotto in bottles designed for us. We believe that Brotto has the capacity to meet our foreseeable supply needs for this brand.

Travis Hasse's Original Pie Liqueurs

Travis Hasse's Original Pie Liqueurs are produced for us by Death's Door Spirits ("Death's Door") in Middleton, Wisconsin. Various flavorings are combined with grain neutral spirits to our specifications, and then bottled by Death's Door in bottles designed for us. We believe that Death's Door has the capacity to meet our foreseeable supply needs for this brand.

Gozio amaretto

We are the exclusive U.S. distributor for Gozio amaretto. Gozio amaretto is produced by Distillerie Franciacorta, a spirits company founded in 1901 and owned by the Gozio family. The company is located in Franciacorta, in the Italian Region of Lombardy. We believe that Distillerie Franciacorta has sufficient capacity to meet our foreseeable supply needs for this brand.

Distribution network

We believe that the distribution network that we have developed with our sales team and our independent distributors and brokers is one of our strengths. We currently have distribution and brokerage relationships with third-party distributors in all 50 U.S. states, as well as distribution arrangements in approximately 20 other countries.

U.S. distribution

Background. Importers of beverage alcohol in the U.S. must sell their products through a three-tier distribution system. Typically, an imported brand is first sold to a U.S. importer, who then sells it to a network of distributors, or wholesalers, covering the U.S., in either "open" states or "control" states. In the 32 open states, the distributors are generally large, privately-held companies. In the 18 control states, the states themselves function as the distributor, and regulate suppliers such as us. The distributors and wholesalers in turn sell to individual retailers, such as liquor stores, restaurants, bars, supermarkets and other outlets licensed to sell beverage alcohol. In larger states such as New York, more than one distributor may handle a brand in separate geographical areas. In control states, importers sell their products directly to state liquor authorities, which distribute the products and either operate retail outlets or license the retail sales function to private companies, while maintaining strict control over pricing and profit.

The U.S. wine and spirits industry has consolidated dramatically over the last ten years due to merger and acquisition activity. There are currently seven major spirits companies, each of which own and operate their own importing businesses. All companies, including these large companies, are required by law to sell their products through wholesale distributors in the U.S. The major companies are exerting increasing influence over the regional distributors and as a result, it has become more difficult for smaller companies to get their products recognized by the distributors. We believe our established distribution network in all 50 states allows us to overcome a significant barrier to entry in the U.S. beverage alcohol market and enhances our attractiveness as a strategic partner for smaller companies lacking comparable distribution.

For fiscal 2013, our U.S. sales represented approximately 87.0% of our revenues, and we expect them to remain relatively consistent as a percentage of our total sales in the near future. See note 17 to our accompanying consolidated financial statements.

Importation. We currently hold the federal importer and wholesaler license required by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Treasury Department, and the requisite state license in all 50 states and the District of Columbia.

Our inventory is strategically maintained in large bonded warehouses and shipped nationally by an extensive network of licensed and bonded carriers.

Wholesalers and distributors. In the U.S., we are required by law to use state-licensed distributors or, in the control states, state-owned agencies performing this function, to sell our brands to retail outlets. As a result, we depend on distributors for sales, for product placement and for retail store penetration. We currently have no distribution agreements or minimum sales requirements with any of our U.S. alcohol distributors, and they are under no obligation to place our products or market our brands. All of the distributors also distribute our competitors' products and brands. As a result, we must foster and maintain our relationships with our distributors. Through our internal sales team, we have established relationships for our brands with wholesale distributors in each state, and our products are currently sold in the U.S. by approximately 80 wholesale distributors, as well as by various state beverage alcohol control agencies.

International distribution

In our foreign markets, most countries permit sales directly from the brand owner to retail establishments, including liquor stores, chain stores, restaurants and pubs, without requiring that sales go through a wholesaler tier. In our international markets, we rely primarily on established spirits distributors in much the same way as we do in the U.S. We have contracted with an international beverage alcohol broker to represent our brands in approximately twenty international markets. We use Terra and other bonded warehouses and logistic providers to handle the billing, inventory and shipping for us for some products in certain of our non-U.S. markets.

As in the U.S., the beverage alcohol industry has undergone consolidation internationally, with considerable realignment of brands and brand ownership. The number of major spirits companies internationally has been reduced significantly due to mergers and brand ownership consolidation. While there are still a substantial number of companies owning one or more brands, most business is now done by the seven major companies, each of which owns and operates its own distribution company that distributes in the major international markets. These captive distribution companies focus primarily on the brands of the companies that own them.

Even though we do not utilize the direct route to market in our international operations, we do not believe that we are at a significant disadvantage, because the local importers/distributors typically have established relationships with the retail accounts and are able to provide extensive customer service, in store merchandising and on premise promotions. Also, even though we must compensate our wholesalers and distributors in each market in which we sell our brands, we are, as a result of using these distributors, still able to benefit from substantially lower infrastructure costs and centralized billing and collection.

Our primary international markets are Ireland, Great Britain, Northern Ireland, Germany, Canada, Switzerland, Bulgaria, Ukraine, France, Russia, Finland, Norway, Sweden, U.A.E., China and the Duty Free markets. We also have sales in other countries in continental Europe, Latin America, the Caribbean and Asia. For fiscal 2013, non-U.S. sales represented approximately 13.0% of our revenues. See note 17 to our accompanying consolidated financial statements.

Significant customers

Sales to one distributor, Southern Wine and Spirits and related entities, accounted for approximately 30.2% of our consolidated revenues for fiscal 2013.

Our sales team

While we currently expect more rapid growth in the U.S., our primary market, international markets hold potential for future growth and are part of our global strategy.

We currently have a total sales force of 15 people, including six regional U.S. sales managers with an average of over 15 years of industry experience with premium beverage alcohol brands.

Our sales personnel are engaged in the day-to-day management of our distributors, which includes setting quotas, coordinating promotional plans for our brands, maintaining adequate levels of stock, brand education and training and sales calls with distributor personnel. Our sales team also maintains relationships with key retail customers through independent sales calls. They also schedule promotional events, create local brand promotion plans, host in-store tastings where permitted and provide wait staff and bartender training and education for our brands.

Advertising, marketing and promotion

To build our brands, we must effectively communicate with three distinct audiences: our distributors, the retail trade and the end consumer. Advertising, marketing and promotional activities help to establish and reinforce the image of our brands in our efforts to build substantial brand value. We believe our execution of disciplined and strategic branding and marketing campaigns will continue to drive our future sales.

We employ full-time, in-house marketing, sales and customer service personnel who work together with third party design and advertising firms to maintain a high degree of focus on each of our product categories and build brand awareness through innovative marketing activities. We use a range of marketing strategies and tactics to build brand equity and increase sales, including consumer and trade advertising, price promotions, point-of-sale materials, event sponsorship, in-store and on-premise promotions and public relations, as well as a variety of other traditional and non-traditional marketing techniques, including social media marketing, to support our brands.

Besides traditional advertising, we also employ three other marketing methods to support our brands: public relations, event sponsorships and tastings. Our significant U.S. public relations efforts have helped gain editorial coverage for our brands, which increases brand awareness. Event sponsorship is an economical way for us to have influential consumers taste our brands. We actively contribute product to trend-setting events where our brand has exclusivity in the brand category. We also conduct hundreds of in-store and on-premise promotions each year.

We support our brand marketing efforts with an assortment of point-of-sale materials. The combination of trade and consumer programs, supported by attractive point-of-sale materials, also establishes greater credibility for us with our distributors and retailers.

Strategic brand-partner relationships

We forge strategic relationships with emerging and established spirits brand owners seeking opportunities to increase their sales beyond their home markets and achieve global growth. This ability is a key component of our growth strategy and one of our competitive strengths. Our original relationship with the Boru vodka brand was as its exclusive U.S. distributor. To date, we have also established strategic relationships for Gosling's rum, Pallini liqueurs, Celtic Honey, Tierras tequila and Gozio amaretto, as described below, and we intend to seek to expand our brand portfolio through similar future arrangements.

Gosling-Castle Partners Inc./Gosling's rums

In 2005, we entered into an exclusive national distribution agreement with Gosling's Export for the Gosling's rum products. We subsequently purchased a 60% controlling interest in Gosling-Castle Partners, Inc., a strategic export venture with the Gosling family. Gosling's Export holds the exclusive distribution rights for Gosling's rum and related products on a worldwide basis (other than in Bermuda), through Gosling-Castle Partners, and assigned to Gosling-Castle Partners all of Gosling's Export's interest in our January 2005 U.S. distribution agreement with them. The export agreement expires in April 2020, subject to a 15 year extension if certain case sale targets are met. Under the export agreement, Gosling-Castle Partners is generally entitled to a share of the proceeds from the sale, if ever, of the ownership of any of the Gosling's brands to a third-party, through a sale of the stock of Gosling's Export or its parent, with the size of such share depending upon the number of case sales made during the twelve months preceding the sale. Also, prior to selling the ownership of any of their brands that are subject to these agreements, Gosling's Export must first offer such brand to Gosling-Castle Partners and then to us. The Goslings, through Gosling's Brothers Limited, have the right to act as the sole supplier to Gosling-Castle Partners for our Gosling's rum requirements.

Pallini Internazionale/Pallini liqueurs

We have a long-term, exclusive marketing and distribution agreement with I.L.A.R., a family-owned Italian spirits company founded in 1875, under which we distribute Pallini Limoncello, Peachcello and Raspicello liqueurs in the U.S. We began shipping these products in September 2005.

In January 2011, we entered into an agreement (the "New Agreement") with Pallini Internazionale S.r.L. ("Pallini"), as successor in interest to I.L.A.R., regarding the importation and distribution of certain Pallini brand products. The New Agreement supersedes our August 27, 2004 agreement with I.L.A.R. S.p.A (the "Original Agreement"). The terms of the New Agreement were effective as of April 1, 2010.

The New Agreement expires on March 31, 2016, subject to successive five-year renewals unless either party delivers a notice of non-renewal six months prior to the end of the term. Under the New Agreement, if minimum volume targets are not achieved and not cured, Pallini has the right to terminate the agreement without payment of termination fees to us. However, if such targets are met, we have the right under the New Agreement to receive certain termination payments and other payments upon the non-renewal of the agreement, certain terminations of the agreement or the sale of the brand. We have modified reporting requirements under the New Agreement as compared to the Original Agreement. The exclusive territory under the New Agreement is the fifty states of the U.S. and the District of Columbia, but does not include Puerto Rico, overseas territories or military bases of the U.S. that were included in the Original Agreement.

Autentica Tequilera S.A. de C.V./Tierras tequila

In February 2008, we entered into an importation and marketing agreement with Autentica Tequilera S.A. de C.V., under which we became the exclusive U.S. importer of Tierras. In February 2013, the agreement renewed for an additional five years in accordance with its terms. During the term, we have the right to purchase tequila at stipulated prices. Autentica Tequilera must maintain certain standards for its products, and we have input into the product and packaging. We are required to prepare periodic reports detailing the development of the brand's sales. Under this agreement, we have rights of first refusal for any new market for Tierras (except Mexico), and any new Autentica Tequilera products in any market (except Mexico). We also have a right of first refusal on any sale of the Tierras brand, and a right to acquire up to 35% of the economic benefit of any such sale with a third-party based upon the achievement of certain cumulative sales targets.

Travis Hasse's Original Pie liqueurs

In August 2010, we formed DPCP with Drink Pie, LLC to manage the manufacturing and marketing of Travis Hasse's Original® Apple Pie liqueur, Cherry Pie liqueur and any future line extensions of the brand. DPCP has the exclusive global rights to produce and market Travis Hasse's Original® Pie liqueurs and we have the global distribution rights for this brand. We purchase the finished product from DPCP at a pre-determined margin and then use our existing infrastructure, sales force and distributor network to sell the product and promote the brands. Under the terms of the agreement, we own 20% of DPCP and will acquire an increasing stake in DPCP based on achieving case sale targets.

Gozio amaretto

In November 2011, we entered into an exclusive distribution agreement with Distillerie Franciacorta Spa under which we are the exclusive distributor of Gozio Amaretto in the U.S. The agreement has a five-year term, with automatic five-year renewals based upon sales targets. During the term, we have the right to purchase Gozio Amaretto at stipulated prices and Distillerie Franciacorta Spa must maintain certain standards for its products. We are required to prepare periodic reports detailing the development of the brand's sales and prepare annual strategic marketing and growth plans.

Intellectual property

Trademarks are an important aspect of our business. We sell our products under a number of trademarks, which we own or use under license. Our brands are protected by trademark registrations or are the subject of pending applications for trademark registration in the U.S., the European Community and most other countries where we distribute, or plan to distribute, our brands. The trademarks may be registered in the names of our subsidiaries and related companies. Generally, the term of a trademark registration varies from country to country, and, in the U.S., trademark registrations need to be renewed every ten years. We expect to register our trademarks in additional markets as we expand our distribution territories.

We have entered into distribution agreements for brands owned by third parties, such as the Gosling's rums, the Pallini liqueurs, Travis Hasse's Original Pie liqueurs, Tierras tequila and Gozio amaretto. The Gosling's rum brands, Pallini liqueurs, Travis Hasse's Original Pie liqueurs and Gozio amaretto are registered by their respective owners and we have the exclusive right to distribute the Gosling's rums on a worldwide basis (other than in Bermuda), Travis Hasse's Original Pie liqueurs globally and the Pallini liqueur brands and Gozio amaretto in the U.S. Gosling's also has a trademark for their signature rum cocktail, Dark 'n Stormy. Autentica Tequiliera holds the registered U.S. trademark for Tequila Tierras Autenticas de Jalisco and its distinctive label. See "Strategic brand-partner relationships."

Seasonality

Our industry is subject to seasonality with peak retail sales generally occurring in the fourth calendar quarter (our third fiscal quarter) primarily due to seasonal holiday buying. Historically, this holiday demand typically resulted in slightly higher sales for us in our second and/or third fiscal quarters. However, the growth of Gosling's rums in recent years has led to improved fourth fiscal quarter revenues.

Competition

The beverage alcohol industry is highly competitive. We believe that we compete on the basis of quality, price, brand recognition and distribution strength. Our premium brands compete with other alcoholic and nonalcoholic beverages for consumer purchases, retail shelf space, restaurant presence and wholesaler attention. We compete with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than us.

Over the past ten years, the U.S. wine and spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major importers in the U.S. has declined significantly. Today there are seven major companies: Diageo PLC, Pernod Ricard S.A., Bacardi Limited, Brown-Forman Corporation, Beam Inc., Davide Campari Milano-S.p.A., Remy Cointreau S.A. and Constellation Brands, Inc.

We believe that we are sometimes in a better position to partner with small to mid-size brands than the major importers. Despite our relative capital position and resources, we have been able to compete with these larger companies in pursuing agency distribution agreements and acquiring brands by being more responsive to private and family-owned brands, offering flexible transaction structures and providing brand owners the option to retain local production and "home" market sales. Given our size relative to our major competitors, most of which have multi-billion dollar operations, we believe that we can provide greater focus on smaller brands and tailor transaction structures based on individual brand owner preferences. However, our relative capital position and resources may limit our marketing capabilities, limit our ability to expand into new markets and limit our negotiating ability with our distributors.

By focusing on the premium and super-premium segments of the market, which typically have higher margins, and having an established, experienced sales force, we believe we are able to gain relatively significant attention from our distributors for a company of our size. Our U.S. regional sales managers, who average over 15 years of industry experience, provide long-standing relationships with distributor personnel and with their major customers. Finally, the continued consolidation among the major companies is expected to create an opportunity for small to mid-size wine and spirits companies, such as ourselves, as the major companies contract their portfolios to focus on fewer brands.

Government regulation

We are subject to the jurisdiction of the Federal Alcohol Administration Act, U.S. Customs Laws, Internal Revenue Code of 1986, and the Alcoholic Beverage Control Laws of all fifty states.

The U.S. Treasury Department's Alcohol and Tobacco Tax and Trade Bureau regulates the production, blending, bottling, sales and advertising and transportation of alcohol products. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. We are also required to conduct business in the U.S. only with holders of licenses to import, warehouse, transport, distribute and sell spirits.

In Europe, we are subject to similar regulations related to the production of spirits.

We are subject to U.S. and European regulations on the advertising, marketing and sale of beverage alcohol. These regulations range from a complete prohibition of the marketing of alcohol in some countries to restrictions on the advertising style, media and messages used.

Labeling of spirits is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. All beverage alcohol products sold in the U.S. must include warning statements related to risks of drinking beverage alcohol products.

In the U.S. control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Consumers may purchase products not selected for listings only through special orders, if at all.

The distribution of alcohol-based beverages is also subject to extensive federal and state taxation in the U.S. and internationally. Most foreign countries in which we do business impose excise duties on wines and distilled spirits, although the form of such taxation varies from a simple application on units of alcohol by volume to intricate systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories in the rate of such tariffs. Import and excise duties may have a significant effect on our sales, both through reducing the consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol.

We believe that we are in material compliance with applicable federal, state and other regulations. However, we operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future compliance costs due to regulatory changes could be significant.

Since we import distilled spirits products produced primarily outside the U.S., adverse effects of regulatory changes are more likely to materially affect earnings and our competitive market position rather than capital expenditures. Capital expenditures in our industry are normally associated with either production facilities or brand acquisition costs. Because we are not a U.S. producer, changes in regulations affecting production facility operations may indirectly affect the costs of the brands we purchase for resale, but we would not anticipate any resulting material adverse impact upon our capital expenditures.

Global conglomerates with international brands dominate our industry. The adoption of more restrictive marketing and sales regulations or increased excise taxes and customs duties could materially adversely affect our earnings and competitive industry position. Large international conglomerates have greater financial resources than we do and would be better able to absorb increased compliance costs.

Employees

As of March 31, 2013, we had 41 full-time employees, 25 of which were in sales and marketing and 16 of which were in management, finance and administration. We had 39 full-time employees as of March 31, 2012. As of March 31, 2013, 39 of our employees were located in the U.S. and two were located in Ireland.

Geographic Information

We operate in one business — premium beverage alcohol. Our product categories are rum, whiskey, liqueurs, vodka and tequila. We report our operations in two geographical areas: International and U.S. See note 17 to our accompanying consolidated financial statements.

Corporate Information

We are a Florida corporation, which was incorporated in 2009. We are the successor to a Delaware corporation, which was incorporated in Delaware in 2003.

Available Information

Our corporate filings, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, our proxy statements and reports filed by our officers and directors under Section 16(a) of the Securities Exchange Act of 1934, as amended, and any amendments to those filings, are available, free of charge, on our investor website, *http://investor.castlebrandsinc.com*, as soon as reasonably practicable after we or our officers and directors electronically file or furnish such material with the SEC. You may also find our code of business conduct, nominating and governance charter and audit committee charter on our website. We do not intend for information contained in our website, or those of our subsidiaries, to be a part of this annual report on Form 10-K. Shareholders may request paper copies of these filings and corporate governance documents, without charge, by written request to Castle Brands Inc., 122 East 42nd St., Suite 4700, New York, NY 10168, Attn: Investor Relations.

Also, you may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (*http://www.sec.gov*) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

Risks Relating To Our Business

We have never been profitable, and believe we will continue to incur net losses for the foreseeable future.

We have incurred losses since our inception, including a net loss of $6.2 million for fiscal 2013, and had an accumulated loss of $130.3 million as of March 31, 2013. We believe that we will continue to incur net losses as we expect to make continued significant investment in product development and sales and marketing and to incur significant administrative expenses as we seek to grow our brands. We also anticipate that our cash needs will exceed our income from sales for the near future. Some of our products may never achieve widespread market acceptance and may not generate sales and profits to justify our investment. Also, we may find that our expansion plans are more costly than we anticipate and that they do not ultimately result in commensurate increases in our sales, which would further increase our losses. We expect we will continue to experience losses and negative cash flow, some of which could be significant. Results of operations will depend upon numerous factors, some of which are beyond our control, including market acceptance of our products, new product introductions and competition. We incur substantial operating expenses at the corporate level, including costs directly related to being an SEC reporting company.

Recent worldwide and domestic economic trends and financial market conditions could adversely impact our financial performance.

The worldwide and domestic economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. We are subject to risks associated with these adverse conditions, including economic slowdown and the disruption, volatility and tightening of credit and capital markets.

This global economic situation could adversely impact our major suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could impact our ability to distribute our products.

There can be no assurance that market conditions will improve in the near future. A prolonged downturn, further worsening or broadening of the adverse conditions in the worldwide and domestic economies could affect consumer spending patterns and purchases of our products, and create or exacerbate credit issues, cash flow issues and other financial hardships for us and for our suppliers, distributors, retailers and consumers. Depending upon their severity and duration, these conditions could have a material adverse impact on our business, liquidity, financial condition and results of operations.

We may require additional capital, which we may not be able to obtain on acceptable terms. Our inability to raise such capital, as needed, on beneficial terms or at all could restrict our future growth and severely limit our operations.

We have limited capital compared to other companies in our industry. This may limit our operations and growth, including our ability to continue to develop existing brands, service our debt obligations, maintain adequate inventory levels, fund potential acquisitions of new brands, penetrate new markets, attract new customers and enter into new distribution relationships. If we have not generated sufficient cash from operations to finance additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our operations and growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. Also, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, such as our 10% Series A Convertible Preferred Stock ("Series A Preferred Stock"), our existing shareholders may experience dilution and the new securities may have rights, preferences and privileges senior to those of our common stock.

If our brands do not achieve more widespread consumer acceptance, our growth may be limited.

Most of our brands are early in their growth cycle and have not achieved extensive brand recognition. Also, brands we may acquire in the future are unlikely to have established extensive brand recognition. Accordingly, if consumers do not accept our brands, we will not be able to penetrate our markets and our growth may be limited.

We depend on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. We also have annual purchase obligations with certain suppliers.

We depend on a limited number of third-party suppliers for the sourcing of all of our products, including both our own proprietary brands and those we distribute for others. These suppliers consist of third-party distillers, bottlers and producers in the U.S., Bermuda, the Caribbean, Australia and Europe. We rely on the owners of Gosling's rum, Pallini liqueurs, Gozio amaretto and Tierras tequila to produce their brands for us. For our proprietary products, we may rely on a single supplier to fulfill one or all of the manufacturing functions for a brand. For instance, Royal Nedalco is the sole producer for Boru vodka; Irish Distillers Limited is the sole provider of our single malt, blended and grain Irish whiskeys; Gaelic Heritage Corporation Limited is the sole producer of our Celtic Honey Irish liqueur; and Terra Limited is not only the sole producer of our Brady's Irish cream liqueur but also the only bottler of our Irish whiskeys. We do not have long-term written agreements with all of our suppliers. We do not currently have a long-term source for supply of aged bourbon or rye and there can be no assurance we can source adequate amounts of aged bourbon or rye at satisfactory prices, or at all. Also, if we fail to complete purchases of products ordered annually, certain suppliers have the right to bill us for product not purchased during the period. The termination of our written or oral agreements or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. Also, our suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business could be negatively impacted.

We depend on our independent wholesale distributors to distribute our products. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.

We are required by law to use state licensed distributors or, in 18 states known as "control states," state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the U.S. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. Also, there are several distributors that now control distribution for several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors' ability and desire to distribute our products to our desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no formal distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our U.S. alcohol distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.

While most of our international markets do not require the use of independent distributors by law, we have chosen to conduct our sales through distributors in all of our markets and, accordingly, we face similar risks to those set forth above with respect to our international distribution. Some of these international markets may have only a limited number of viable distributors.

The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.

In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers in the applicable control state through special orders, if at all. If, in the future, we are unable to maintain our current listings in the control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.

If we are unable to identify and successfully acquire additional brands that are complementary to our existing portfolio, our growth could be limited, and, even if additional brands are acquired, we may not realize planned benefits due to integration difficulties or other operating issues.

A component of our growth strategy is the acquisition of additional brands that are complementary to our existing portfolio through acquisitions of such brands or their corporate owners, directly or through mergers, joint ventures, long-term exclusive distribution arrangements and/or other strategic relationships. If we are unable to identify suitable brand candidates and successfully execute our acquisition strategy, our growth could be limited. Also, even if we are successful in acquiring additional brands, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize operating and economic efficiencies or other planned benefits with respect to, those additional brands. The addition of new products or businesses entails numerous risks with respect to integration and other operating issues, any of which could have a detrimental effect on our results of operations and/or the value of our equity. These risks include:

- difficulties in assimilating acquired operations or products;
- unanticipated costs that could materially adversely affect our results of operations;
- negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;
- diversion of management's attention from other business concerns;
- adverse effects on existing business relationships with suppliers, distributors and retail customers;
- risks of entering new markets or markets in which we have limited prior experience; and
- the potential inability to retain and motivate key employees of acquired businesses.

Also, there are special risks associated with the acquisition of additional brands through joint venture arrangements. We may not have a majority interest in, or control of, future joint ventures in which we may enter. There is, therefore, risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint venture. There is also risk that our current or future joint venture partners may be unable to meet their economic or other obligations and that we may be required to fulfill those obligations alone.

Our ability to grow through the acquisition of additional brands will also be dependent upon the availability of capital to complete the necessary acquisition arrangements. We intend to finance our brand acquisitions through a combination of our available cash resources, third -party financing and, in appropriate circumstances, the further issuance of equity and/or debt securities; however, our ability to finance such acquisitions may be limited by the terms of our other equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce reported earnings in subsequent years.

Currency exchange rate fluctuations and devaluations may have a significant adverse effect on our revenues, sales, costs of goods and overall financial results.

For fiscal 2013, non-U.S. operations accounted for approximately 13.1% of our revenues. Therefore, gains and losses on the conversion of foreign payments into U.S. dollars could cause fluctuations in our results of operations, and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-U.S. dollar-denominated international sales and inventory purchases. Also, for fiscal 2013, Euro denominated sales accounted for approximately 6.3% of our total revenue, so a substantial change in the rate of exchange between the U.S. dollar and the Euro could have a significant adverse affect on our financial results. Our ability to acquire spirits and produce and sell our products at favorable prices will also depend in part on the relative strength of the U.S. dollar. We do not currently hedge against these risks.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.

We must maintain relatively large inventories to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. Also, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products' packaging, which would increase our operating losses and negatively impact our results of operations.

Either our or our strategic partners' failure to protect our respective trademarks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio.

Our business and prospects depend in part on our, and with respect to our agency or joint venture brands, our strategic partners', ability to develop favorable consumer recognition of our brands and trademarks. Although both we and our strategic partners actively apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. Also, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our or our strategic partners' trade secrets, proprietary know-how or recipes, the appeal, and thus the value, of our brand portfolio could be reduced, negatively impacting our sales and growth potential.

An impairment in the carrying value of goodwill or other acquired intangible assets could negatively affect our operating results and shareholders' equity.

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date, net of any cumulative impairments. The carrying value of other intangible assets represents the fair value of trademarks, trade names and other acquired intangible assets as of the acquisition date, net of impairments and accumulated amortization. Goodwill and other acquired intangible assets expected to contribute indefinitely to our cash flows are not amortized, but must be evaluated for impairment by our management at least annually. If carrying value exceeds current fair value as determined based on the discounted future cash flows of the related business, the intangible asset is considered impaired and is reduced to fair value via a non-cash charge to earnings. If the value of goodwill or other acquired intangible assets is impaired, our earnings and shareholders' equity could be adversely affected.

Risks Related to Our Industry

Demand for our products may be adversely affected by many factors, including changes in consumer preferences and trends.

Consumer preferences may shift due to a variety of factors including changes in demographic and social trends, public health initiatives, product innovations, changes in vacation or leisure activity patterns and a downturn in economic conditions, which may reduce consumers' willingness to purchase distilled spirits or cause a shift in consumer preferences toward beer, wine or non-alcoholic beverages. Our success depends in part on fulfilling available opportunities to meet consumer needs and anticipating changes in consumer preferences with successful new products and product innovations.

We face substantial competition in our industry and many factors may prevent us from competing successfully.

We compete on the basis of product taste and quality, brand image, price, service and ability to innovate in response to consumer preferences. The global spirits industry is highly competitive and is dominated by several large, well-funded international companies. It is possible that our competitors may either respond to industry conditions or consumer trends more rapidly or effectively or resort to price competition to sustain market share, which could adversely affect our sales and profitability.

Adverse public opinion about alcohol could reduce demand for our products.

Anti-alcohol groups have, in the past, advocated successfully for more stringent labeling requirements, higher taxes and other regulations designed to discourage alcohol consumption. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.

Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect our business.

Our industry faces the possibility of class action or similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.

Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation in all of the countries in which we operate. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol products. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential.

Also, the distribution of beverage alcohol products is subject to extensive taxation both in the U.S. and internationally (and, in the U.S., at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

We could face product liability or other related liabilities that increase our costs of operations and harm our reputation.

Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Our product liability insurance coverage is limited to $1.0 million per occurrence and $2.0 million in the aggregate and our general liability umbrella policy is capped at $10.0 million. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation and fermentation processes could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

Risk Relating to Owning Our Stock

We may not be able to maintain our listing on the NYSE MKT, which may limit the ability of our shareholders to sell their common stock.

If we do not meet the NYSE MKT continued listing criteria, we may be delisted and trading of our common stock could be conducted in the OTC Bulletin Board or the interdealer quotation systems of the OTC Markets Group Inc. In such case, a shareholder likely would find it more difficult to trade our common stock or to obtain accurate market quotations for it. If our common stock is delisted, it will become subject to the Securities and Exchange Commission's "penny stock rules," which impose sales practice requirements on broker-dealers that sell that common stock to persons other than established customers and "accredited investors." Application of this rule could make broker-dealers unable or unwilling to sell our common stock and limit the ability of shareholders to sell their common stock in the secondary market.

Our executive officers, directors and principal shareholders own a substantial percentage of our voting stock, which allows them to control matters requiring shareholder approval. They could make business decisions for us that cause our stock price to decline and may act by written consent.

As of July 1, 2013, our executive officers, directors and principal shareholders beneficially owned approximately 53% of our common stock, including warrants and options that are exercisable within 60 days of the date of this annual report and assuming full conversion of the Series A Preferred Stock, related warrants and accrued dividends thereon. As a result, if they act in concert, they could control matters requiring approval by our shareholders, including the election of directors, and could have the ability to prevent or cause a corporate transaction, even if other shareholders oppose such action. Also, our charter permits our shareholders to act by written consent. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.

Provisions in our articles of incorporation, our bylaws and Florida law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing shareholders.

Our articles of incorporation, our bylaws and the Florida Business Corporation Act contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of our shareholders. These include provisions limiting the shareholders' powers to remove directors. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, such as our Series A Preferred Stock. Florida law also imposes conditions on certain "affiliated transactions" with "interested shareholders."

These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which shareholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of shareholders to approve transactions that they may deem to be in their best interests.

Our shareholders may experience substantial dilution as a result of the conversion of Series A Preferred Stock, accrued dividends on the Series A Preferred Stock, the exercise of options and warrants to purchase our common stock, or due to anti-dilution provisions relating to any on the foregoing.

As of July 1, 2013, we had 6,435 shares of Series A Preferred Stock outstanding which may convert into 21,166,041 shares of our common stock, accrued dividends on the Series A Preferred Stock which may convert into 1,365,162 shares of our common stock, and warrants to purchase 11,874,087 shares of our common stock. Also, as of July 1, 2013, we had 22,000,000 shares of our common stock reserved for issuance upon the exercise of options granted or available to be granted pursuant to our stock option plan. The conversion of the Series A Preferred Stock and the exercise of these options and warrants will result in dilution to our existing shareholders and could have a material adverse effect on our stock price. The conversion price of the Series A Preferred Stock and certain warrants is also subject to certain anti-dilution adjustments.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our executive offices are located in New York, NY, where we lease approximately 4,800 square feet of office space under a lease that expires in April 2014. We also lease approximately 750 square feet of office space in Dublin, Ireland under a lease that expires in December 2013 and approximately 1,000 square feet of office space in Houston, TX under a lease that expires in January 2015.

Item 3. Legal Proceedings

We believe that neither we nor any of our wholly-owned subsidiaries is currently subject to litigation which, in the opinion of our management, is likely to have a material adverse effect on us.

We may, however, become involved in litigation from time to time relating to claims arising in the ordinary course of our business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Price range of common stock

Our common stock trades on the NYSE MKT under the symbol "ROX." The following table sets forth the high and low sales prices for our common stock for the periods specified.

	High	Low
Fiscal 2013		
First Quarter (April 1 – June 30, 2012)	$0.34	$0.26
Second Quarter (July 1 – September 30, 2012)	$0.33	$0.25
Third Quarter (October 1 – December 31, 2012)	$0.33	$0.26
Fourth Quarter (January 1 – March 31, 2013)	$0.31	$0.26
Fiscal 2012		
First Quarter (April 1 – June 30, 2011)	$0.33	$0.27
Second Quarter (July 1 – September 30, 2011)	$0.33	$0.21
Third Quarter (October 1 – December 31, 2011)	$0.30	$0.21
Fourth Quarter (January 1 – March 31, 2012)	$0.30	$0.25

Holders

At June 24, 2013, there were approximately 193 record holders of our common stock.

Dividend policy

We did not declare or pay any cash dividends in fiscal 2013 or 2012 and we do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. We currently intend to retain any earnings for use in the operation of our business and to fund future growth. Any future determination to pay cash dividends will be at our board's discretion and will depend upon our financial condition, operating results, capital requirements and such other factors as our board deems relevant. Further, our ability to declare and pay cash dividends is restricted by certain covenants in our loan agreements.

Equity Compensation Plan Information

The following table sets forth information at March 31, 2013 regarding compensation plans under which our equity securities are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, restricted stock and rights	Weighted-average exercise price of outstanding options, warrants, restricted stock and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	20,573,424	$0.52	13,300,663
Equity compensation plans not approved by security holders	—	—	—
Total	20,573,424	$0.52	13,300,663

Item 6. Selected Financial Data

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Our objective is to continue building a distinctive portfolio of global premium and super premium spirits brands as we move towards profitability. To achieve this, we continue to seek to:

- ***increase revenues from our more profitable brands.*** We continue to focus our distribution relationships, sales expertise and targeted marketing activities on our more profitable brands;
- ***improve value chain and manage cost structure.*** We continue to review and analyze our supply chains and cost structures both on a company-wide and brand-by-brand basis, to improve operations and operating results; and
- ***selectively add new premium brands to our portfolio.*** We intend to continue developing new brands and pursuing strategic relationships, joint ventures and acquisitions to selectively expand our premium spirits portfolio, particularly by capitalizing on and expanding our partnering capabilities. Our criteria for new brands focuses on underserved areas of the beverage alcohol marketplace, while examining the potential for direct financial contribution to our company and the potential for future growth based on development and maturation of agency brands. We evaluate future acquisitions and agency relationships on the basis of their potential to be immediately accretive and their potential contributions to our objectives of becoming profitable and further expanding our product offerings. We expect that future acquisitions, if consummated, would involve some combination of cash, debt and the issuance of our stock.

Recent Events

Keltic Facility

In July 2012, we entered into a First Amendment to the revolving loan agreement (the "Loan Agreement") with Keltic Financial Partners II, LP ("Keltic"), which we refer to as to the Keltic Facility, providing for availability (subject to certain terms and conditions) of a facility of up to $7.0 million for the purpose of providing working capital. The Loan Agreement amended the August 2011 facility between us and Keltic, which provided for a facility of up to $5.0 million. In addition to a $100,000 commitment fee paid on the original Loan Agreement, we paid a $40,000 commitment fee paid on the amended Loan Agreement.

In March 2013, we entered into a Second Amendment (the "Loan Amendment") to the Keltic Facility, providing for an increase in available borrowings (subject to certain terms and conditions) under the revolving facility for working capital purposes from $7.0 million to $8.0 million (the "Facility"). The Loan Amendment also provided for a term loan of $2.5 million (the "Term Loan") that was used for the purchase of bourbon inventory in March 2013. Unless sooner terminated in accordance with their respective terms, the Facility and Term Loan expire on December 31, 2016 (the "Maturity Date"). We may borrow up to the maximum amount of the Keltic Facility, provided that we have a sufficient borrowing base (as defined in the Loan Agreement). The Facility interest rate is the rate that, when annualized, is the greatest of (a) the Prime Rate plus 3.25%, (b) the LIBOR Rate plus 5.75% and (c) 6.50%. The Term Loan interest rate is the rate that, when annualized, is the greatest of (a) the Prime Rate plus 4.25%, (b) the LIBOR Rate plus 6.75% and (c) 7.50%. Interest is payable monthly in arrears, on the first day of every month on the average daily unpaid principal amount of the Facility. After the occurrence and during the continuance of any "Default" or "Event of Default" (as defined under the Loan Agreement) we are required to pay interest at a rate that is 3.25% per annum above the then applicable Facility or Term Loan, as applicable, interest rate. The Facility currently bears interest at 6.50% and the Term Loan currently bears interest at 7.50%. We are required to pay down the principal balance of the Term Loan within 15 banking days from the completion of a bottling run of bourbon from the bourbon inventory stock purchased on or about the date of the Term Loan in an amount equal to the purchase price of such bourbon. The unpaid principal balance of the Term Loan, all accrued and unpaid interest thereon, all fees, costs and expenses payable in connection with the Term Loan are due and payable in full on the Maturity Date. Upon execution of the Loan Amendment, we paid Keltic a $70,000 closing and commitment fee, and Keltic will also continue to receive an annual facility fee and a collateral management fee (each as set forth in the Loan Agreement).

The Loan Agreement contains standard borrower representations and warranties for asset-based borrowing and a number of reporting obligations and affirmative and negative covenants. The Loan Agreement includes negative covenants that, among other things, restrict our ability to create additional indebtedness, dispose of properties, incur liens, and make distributions or cash dividends. At March 31, 2013, we were in compliance, in all material respects, with the covenants under the Keltic Facility.

Keltic required as a condition to funding the Term Loan that Keltic had entered into a participation agreement (the "Participation Agreement") providing for an aggregate of $750,000 of the Term Loan to be purchased by junior participants. Certain related parties purchased a portion of these junior participations in the Term Loan, including Frost Gamma Investments Trust ($500,000), an entity affiliated with Phillip Frost, M.D., a director and principal shareholder, Mark E. Andrews, III ($50,000), a director and our Chairman, and an affiliate of Richard J. Lampen ($50,000), a director and our President and Chief Executive Officer. Under the terms of the Participation Agreement, the junior participants will receive interest at the rate of 11% per annum. We are not a party to the Participation Agreement. However, we are party to a fee letter with the junior participants (including the related party junior participants) pursuant to which we are obligated to pay the junior participants an aggregate commitment fee of $45,000 in three equal annual installments of $15,000.

Reduced focus on wine brands

In March 2013, we determined to reduce our sales and marketing efforts on our wine brands, which do not provide a material contribution to our results of operations. We made this decision to optimize our resources and focus on our faster growing and more profitable spirits brands, and to reduce the levels of working capital required to maintain necessary inventory levels of bulk wine and finished goods. We intend to continue selling existing finished goods wine inventory through our current sales channels, but are actively seeking buyers for large lots and for our bulk wine. In connection with this decision, we recognized a loss of $1.7 million, consisting of $0.8 million on the write-off of net intangible assets and $0.9 million in goodwill, as well as $0.3 million charged to the provision for obsolete inventory to adjust both bulk wine and finished goods to estimated net realizable value, for the year ended March 31, 2013.

Operations overview

We generate revenue through the sale of our products to our network of wholesale distributors or, in control states, state-operated agencies, which, in turn, distribute our products to retail outlets. In the U.S., our sales price per case includes excise tax and import duties, which are also reflected as a corresponding increase in our cost of sales. Most of our international sales are sold "in bond", with the excise taxes paid by our customers upon shipment, thereby resulting in lower relative revenue as well as a lower relative cost of sales, although some of our United Kingdom sales are sold "tax paid", as in the U.S. The difference between sales and net sales principally reflects adjustments for various distributor incentives.

Our gross profit is determined by the prices at which we sell our products, our ability to control our cost of sales, the relative mix of our case sales by brand and geography and the impact of foreign currency fluctuations. Our cost of sales is principally driven by our cost of procurement, bottling and packaging, which differs by brand, as well as freight and warehousing costs. We purchase certain products, such as Gosling's rums, Pallini liqueurs, Gozio amaretto and Tierras tequila, as finished goods. For other products, such as Jefferson's bourbons, we purchase the components, including the distilled spirits, bottles and packaging materials, and have arrangements with third parties for bottling and packaging. Our U.S. sales typically have a higher absolute gross margin than in other markets, as sales prices per case are generally higher in the U.S.

Selling expense principally includes advertising and marketing expenditures and compensation paid to our marketing and sales personnel. Our selling expense, as a percentage of sales and per case, is higher than that of our competitors because of our brand development costs, level of marketing expenditures and established sales force versus our relatively small base of case sales and sales volumes. However, we believe that maintaining an infrastructure capable of supporting future growth is the correct long-term approach for us.

While we expect the absolute level of selling expense to increase in the coming years, we expect selling expense as a percentage of revenues and on a per case basis to decline, as our volumes expand and our sales team sells a larger number of brands.

General and administrative expense relates to corporate and administrative functions that support our operations and includes administrative payroll, occupancy and related expenses and professional services. We expect general and administrative expense in fiscal 2014 to be comparable to fiscal 2013, as we continue to control core spending. We expect our general and administrative expense as a percentage of sales to decline due to economies of scale.

We expect to increase our case sales in the U.S. and internationally over the next several years through organic growth, and through the extension of our product line via line extensions, acquisitions and distribution agreements. We will seek to maintain liquidity and manage our working capital and overall capital resources during this period of anticipated growth to achieve our long-term objectives, although there is no assurance that we will be able to do so.

We continue to believe the following industry trends will create growth opportunities for us, including:

- the divestiture of smaller and emerging non-core brands by major spirits companies as they continue to consolidate;
- increased barriers to entry, particularly in the U.S., due to continued consolidation and the difficulty in establishing an extensive distribution network, such as the one we maintain; and
- the trend by small private and family-owned spirits brand owners to partner with, or be acquired by, a company with global distribution. We expect to be an attractive alternative to our larger competitors for these brand owners as one of the few modestly-sized publicly-traded spirits companies.

Our growth strategy is based upon partnering with other brands, acquiring smaller and emerging brands and growing existing brands. To identify potential partner and acquisition candidates we plan to rely on our management's industry experience and our extensive network of industry contacts. We also plan to maintain and grow our U.S. and international distribution channels so that we are more attractive to spirits companies who are looking for a route to market for their products. We expect to compete for foreign and small private and family-owned spirits brands by offering flexible and creative structures, which present an alternative to the larger spirits companies.

We intend to finance our brand acquisitions through a combination of our available cash resources, third party financing and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, the pursuit of acquisitions and other new business relationships may require significant management attention. We may not be able to successfully identify attractive acquisition candidates, obtain financing on favorable terms or complete these types of transactions in a timely manner and on terms acceptable to us, if at all.

Financial performance overview

The following table provides information regarding our beverage alcohol case sales for the periods presented based on nine-liter equivalent cases, which is a standard industry metric:

	Years ended March 31, 2013	Years ended March 31, 2012
Cases		
United States	302,602	272,610
International	69,457	60,919
Total	372,059	333,529
Rum	152,696	127,978
Vodka	69,600	72,059
Liqueurs	86,431	83,827
Whiskey	53,798	40,194
Tequila	1,337	1,494

	Years ended March 31,	
	2013	2012
Wine	7,469	6,382
Other	728	1,595
Total	372,059	333,529
Percentage of Cases		
United States	81.3%	81.7%
International	18.7%	18.3%
Total	100.0%	100.0%
Rum	41.0%	38.4%
Vodka	18.7%	21.6%
Liqueurs	23.2%	25.1%
Whiskey	14.5%	12.1%
Tequila	0.4%	0.4%
Wine	2.0%	1.9%
Other	0.2%	0.5%
Total	100.0%	100.0%

The following table provides information regarding our case sales of non-beverage alcohol products for the periods presented:

	Years ended March 31,	
	2013	2012
Cases		
United States	248,309	156,359
International	16,272	9,585
Total	264,581	165,944
United States	93.8%	94.2%
International	6.2%	5.8%
Total	100.0%	100.0%

Critical accounting policies and estimates

A number of estimates and assumptions affect our reported amounts of assets and liabilities, amounts of sales and expenses and disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate these estimates and assumptions based on historical experience and other factors and circumstances. We believe our estimates and assumptions are reasonable under the circumstances; however, actual results may differ from these estimates.

We believe that the estimates and assumptions discussed below are most important to the portrayal of our financial condition and results of operations in that they require our most difficult, subjective or complex judgments and form the basis for the accounting policies deemed to be most critical to our operations.

Revenue recognition

We recognize revenue from product sales when the product is shipped to a customer (generally a distributor), title and risk of loss has passed to the customer under the terms of sale (FOB shipping point or FOB destination) and collection is reasonably assured. We do not offer a right of return but will accept returns if we shipped the wrong product or wrong quantity. Revenue is not recognized on shipments to control states in the U.S. until such time as the product is sold through to the retail channel.

Accounts receivable

We record trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the allowance for doubtful accounts. We calculate this allowance based on our history of write-offs, level of past due accounts based on contractual terms of the receivables and our relationships with, and economic status of, our customers.

Inventory valuation

Our inventory, which consists of distilled spirits, bulk wine, dry good raw materials (bottles, labels and caps), packaging and finished goods, is valued at the lower of cost or market, using the weighted average cost method. We assess the valuation of our inventories and reduce the carrying value of those inventories that are obsolete or in excess of our forecasted usage to their estimated realizable value. We estimate the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reduction to the carrying value of inventories is recorded in cost of goods sold.

Goodwill and other intangible assets

As of March 31, 2013 and 2012, we recorded $0.5 million and $1.2 million, respectively, of goodwill that arose from acquisitions. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Intangible assets with indefinite lives consist primarily of rights, trademarks, trade names and formulations. We are required to analyze our goodwill and other intangible assets with indefinite lives for impairment on an annual basis as well as when events and circumstances indicate that an impairment may have occurred. Certain factors that may occur and indicate that an impairment exists include, but are not limited to, operating results that are lower than expected and adverse industry or market economic trends. We evaluate the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. If the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit's goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.

The fair value of each reporting unit was determined at each of March 31, 2013 and 2012 by weighting a combination of the present value of our discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of comparable companies. Other than the write downs of intangible and goodwill related to the wine brands discussed below, we did not record any impairment on goodwill or other intangible assets for fiscal 2013 or 2012.

Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We are required to amortize intangible assets with estimable useful lives over their respective estimated useful lives to the estimated residual values and to review intangible assets with estimable useful lives for impairment in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 310, "Accounting for the Impairment or Disposal of Long-lived Assets."

In March 2013, we determined to reduce our sales and marketing efforts on our wine brands, which do not provide a material contribution to our results of operations. We made this decision to optimize our resources and focus on our faster growing and more profitable spirits brands, and to reduce the levels of working capital required to maintain necessary inventory levels of bulk wine and finished goods. We intend to continue selling existing finished goods wine inventory through our current sales channels, but are actively seeking buyers for large lots and for our bulk wine. In connection with this decision, we recognized a loss of $1.7 million, consisting of $0.8 million on the write-down of net intangible assets and $0.9 million in goodwill, as well as $0.3 million charged to the provision for obsolete inventory to adjust both bulk wine and finished goods to estimated net realizable value, for the year ended March 31, 2013.

Stock-based awards

We follow current authoritative guidance regarding stock-based compensation, which requires all share-based payments, including grants of stock options, to be recognized in the income statement as an operating expense, based on their fair values on the grant date. Stock-based compensation was $0.3 million and $0.2 million for fiscal 2013 and 2012, respectively. We used the Black-Scholes option-pricing model to estimate the fair value of options granted. The assumptions used in valuing the options granted during fiscal 2013 and 2012 are included in note 13 to our consolidated financial statements.

Fair value of financial instruments

ASC 825, "Financial Instruments" ("ASC 825"), defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. We believe that there is no material difference between the fair value and the reported amounts of financial instruments in the balance sheets due to the short-term maturity of these instruments, or with respect to the debt, as compared to the current borrowing rates available to us.

Results of operations

The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our consolidated financial statements.

	Years ended March 31,	
	2013	2012
Sales, net	$100.0%	100.0%
Cost of sales	63.8%	63.9%
Provision for obsolete inventory	1.7%	0.8%
Gross margin	34.5%	35.3%
Selling expense	27.2%	29.6%
General and administrative expense	11.7%	14.0%
Depreciation and amortization	2.2%	2.6%
Loss on wine assets	4.1%	0.0%
Loss from operations	(10.7)%	(10.9)%
Loss from equity investment in non-consolidated affiliate	(0.1)%	(0.1)%
Foreign exchange loss	(0.6)%	(2.0)%
Interest expense, net	(1.4)%	(1.6)%
Net change in fair value of warrant liability	0.7%	0.3%
Income tax benefit	0.4%	0.4%
Net loss	(11.7)%	(14.0)%
Net income attributable to noncontrolling interests	(1.5)%	(0.8)%
Net loss attributable to controlling interests	(13.2)%	(14.8)%
Dividend to preferred shareholders	(1.8)%	(2.0)%
Net loss attributable to common shareholders	(15.0)%	(16.8)%

The following is a reconciliation of net loss attributable to common shareholders to EBITDA, as adjusted:

	Years ended March 31,	
	2013	2012
Net loss attributable to common shareholders	$(6,193,225)	$(5,947,155)
Adjustments:		
Interest expense, net	587,308	589,781
Income tax benefit	(148,152)	(148,152)
Depreciation and amortization	920,305	914,361
EBITDA (loss)	(4,833,764)	(4,591,165)
Allowance for doubtful accounts	86,869	68,599
Allowance for obsolete inventory	684,830	275,000
Stock-based compensation expense	282,314	190,462
Loss on wine assets	1,715,728	—
Loss from equity investment in non-consolidated affiliate	22,549	28,923
Foreign exchange loss	247,431	722,253
Net change in fair value of warrant liability	(302,734)	(109,767)
Net income attributable to noncontrolling interests	610,492	272,200
Dividend to preferred shareholders	744,468	714,830
EBITDA (loss), as adjusted	(741,817)	(2,428,665)

Earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted for allowances for doubtful accounts and obsolete inventory, loss on wine assets, non-cash compensation expense, loss from equity investment in non-consolidated affiliate, foreign exchange, net change in fair value of warrant liability, net income attributable to noncontrolling interests and dividend to preferred shareholders is a key metric we use in evaluating our financial performance. EBITDA is considered a non-GAAP financial measure as defined by Regulation G promulgated by the SEC under the Securities Act of 1933, as amended. We consider EBITDA, as adjusted, important in evaluating our performance on a consistent basis across various periods. Due to the significance of non-cash and non-recurring items, EBITDA, as adjusted, enables our Board of Directors and management to monitor and evaluate the business on a consistent basis. We use EBITDA, as adjusted, as a primary measure, among others, to analyze and evaluate financial and strategic planning decisions regarding future operating investments and allocation of capital resources. We believe that EBITDA, as adjusted, eliminates items that are not indicative of our core operating performance or are based on management's estimates, such as allowance accounts, are due to changes in valuation, such as the effects of changes in foreign exchange or fair value of warrant liability, or do not involve a cash outlay, such as stock-based compensation expense. Our presentation of EBITDA, as adjusted, should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items or by non-cash items, such as non-cash compensation, which is expected to remain a key element in our long-term incentive compensation program. EBITDA, as adjusted, should be considered in addition to, rather than as a substitute for, income from operations, net income and cash flows from operating activities.

Our EBITDA, as adjusted, improved 69.7% to ($0.7) million for the year ended March 31, 2013, as compared to ($2.4) million for the comparable prior-year period, primarily as a result of our increased revenue and gross margin.

Fiscal 2013 compared with fiscal 2012

Net sales. Net sales increased 16.8% to $41.4 million for the year ended March 31, 2013, as compared to $35.5 million for the comparable prior-year period. Our U.S. case sales as a percentage of total case sales remained relatively constant at 81.3% for the year ended March 31, 2013, as compared to 81.7% for the comparable prior-year period, due to the continued organic growth of Gosling's rums and Jefferson's bourbons in the U.S. and the introduction of new brands into the U.S. market. Our international case sales grew due to strong growth in our Gosling's rum and Irish whiskey sales, offset by a decrease in our vodka sales due to continued price competition. We continue to focus on our faster growing brands and markets, both in the

U.S. and internationally. Net sales for the year ended March 31, 2013 include $0.6 million in revenue from Gozio amaretto, which we launched in January 2012, and $0.6 million in revenue from our Gosling's Dark 'n Stormy pre-mixed cocktail, which we launched in February 2012.

The table below presents the increase or decrease, as applicable, in case sales by product category for the year ended March 31, 2013 as compared to the year ended March 31, 2012:

	Increase/(decrease) in case sales		Percentage increase/(decrease)	
	Overall	U.S.	Overall	U.S.
Rum	24,718	16,896	19.3%	16.8%
Liqueur	2,604	2,783	3.1%	3.4%
Whiskey	13,604	9,318	33.8%	41.7%
Vodka	(2,459)	932	(3.4)%	1.6%
Tequila	(157)	(157)	(10.5)%	(10.5)%
Wine	1,087	1,087	17.0%	17.0%
Other	(867)	(867)	(54.4)%	(54.4)%
Total	38,530	29,992	11.6%	11.0%

Gross profit. Gross profit increased 14.3% to $14.3 million for the year ended March 31, 2013 from $12.5 million for the comparable prior-year period, while our gross margin decreased to 34.6% for the year ended March 31, 2013 compared to 35.3% for the comparable prior-year period. The increase in gross profit was primarily due to increased sales in the current period, while the decrease in gross margin was due to the increased allowance for obsolete and slow moving inventory recorded in 2013. During the year ended March 31, 2013, we recorded a net allowance for obsolete and slow moving inventory of $0.7 million, as compared to $0.3 million for the prior year period. We recorded these allowances on both raw materials and finished goods, primarily in connection with label and packaging changes made to certain brands, as well as certain cost variances. The allowance recorded in the year ended March 31, 2013 included $0.3 incurred in connection with our reduced support of our wine brands. The net charges have been recorded as an increase to cost of sales in both periods. Net of the allowance for obsolete inventories, our gross margin for the year ended March 31, 2013 was 36.2% as compared to 36.1% for the comparable prior-year period.

Selling expense. Selling expense increased 7.3% to $11.3 million for the year ended March 31, 2013 from $10.5 million for the comparable prior-year period, primarily due to a $0.3 million increase in delivery expense due to increased volume, a $0.2 million increase in employee-related charges, including salaries and entertainment expense, and a $0.3 million increase in advertising, marketing and promotion expense in support of our overall volume growth. The increase in sales resulted in a net decrease of selling expense as a percentage of net sales to 27.2% for the year ended March 31, 2013 as compared to 29.6% for the comparable prior-year period.

General and administrative expense. General and administrative expense decreased 2.7% to $4.9 million for the year ended March 31, 2013 from $5.0 million for the comparable prior-year period, primarily due to a $0.1 million decrease in professional fees and a $0.1 million decrease in corporate filing fees, offset by a $0.1 million increase in stock-based compensation. The increase in sales in the current period resulted in general and administrative expense as a percentage of net sales decreasing to 11.7% for the year ended March 31, 2013 as compared to 14.0% for the comparable prior-year period.

Depreciation and amortization. Depreciation and amortization was $0.9 million for each of the years ended March 31, 2013 and 2012.

Loss on wine assets. In March 2013, we determined to reduce our sales and marketing efforts on our wine brands, which do not provide a material contribution to our results of operations. We made this decision to optimize our resources and focus on our faster growing and more profitable spirits brands, and to reduce the levels of working capital required to maintain necessary inventory levels of bulk wine and finished goods. We intend to continue selling existing finished goods wine inventory through our current sales channels, but are actively seeking buyers for large lots and for our bulk wine. In connection with this decision, we recognized a loss of $1.7 million, consisting of $0.8 million on the write-down of net intangible assets and $0.9 million in goodwill, for the year ended March 31, 2013.

Loss from operations. As a result of the foregoing, loss from operations increased 14.3% to ($4.4) million for the year ended March 31, 2013 from ($3.9) million for the comparable prior-year period, including a ($1.7) million loss on wine assets in the current fiscal year. As a result of our focus on our stronger growth markets and better performing brands, and expected growth from our existing brands and recently acquired brands, we anticipate improved results of operations in the near term as compared to comparable prior-year periods, although there is no assurance that we will attain such results. Net of the loss on wine assets, loss from operations improved 29.9% to ($2.7) million for the year ended March 31, 2013 from ($3.9) million for the comparable prior-year period.

Net change in fair value of warrant liability. We recorded the fair market value of the warrants issued in connection with the June 2011 private placement at their initial fair value. Changes in the fair value of the warrants are recognized in earnings for each reporting period. For the year ended March 31, 2013, we recorded a gain on the change in the value of the warrants of $0.3 million, as compared to a gain of $0.1 million for the comparable prior-year period.

Loss from equity investment in non-consolidated affiliate. We have accounted for our investment in DP Castle Partners, LLC on the equity method of accounting. We realized a loss from this investment of ($0.02) million in the year ended March 31, 2013 as compared to ($0.03) in the comparable prior-year period.

Foreign exchange loss. Foreign exchange loss for the year ended March 31, 2013 was ($0.2) million as compared to a loss of ($0.7) million for the year ended March 31, 2012 due to the net effects of fluctuations of the U.S. dollar against the Euro and their effects on our Euro-denominated intercompany balances due to our foreign subsidiaries for inventory purchases.

Interest expense, net. We had interest expense, net of ($0.6) million for each of the years ended March 31, 2013 and 2012. Due to expected balances on the Keltic Facility, we expect interest expense, net to increase in the near term as compared to prior-year periods.

Net income attributable to noncontrolling interests. Net income attributable to noncontrolling interests during the year ended March 31, 2013 was ($0.6) million as compared to ($0.3) million for the comparable prior-year period, both the result of allocated net income recorded by our 60%-owned subsidiary, Gosling-Castle Partners, Inc.

Dividend to preferred shareholders. For each of the years ended March 31, 2013 and 2012, we recognized a dividend on our Series A Preferred Stock of $0.7 million, as required by the terms of the preferred stock. Included in the dividend for the year ended March 31, 2012 is a $0.3 million charge for the associated beneficial conversion feature. Accrued dividends on our Series A Preferred Stock are only payable in common stock upon conversion or liquidation.

Net loss attributable to common shareholders. As a result of the net effects of the foregoing, net loss attributable to common shareholders increased 4.1% to ($6.2) million for the year ended March 31, 2013 as compared to ($5.9) million for the comparable prior-year period. Net loss per common share, basic and diluted, was ($0.06) per share for the year ended March 31, 2013, as compared to ($0.06) for the comparable prior-year period.

Liquidity and capital resources

Overview

Since our inception, we have incurred significant operating and net losses and have not generated positive cash flows from operations. For the year ended March 31, 2013, we had a net loss of $4.8 million, and used cash of $5.0 million in operating activities. As of March 31, 2013, we had cash and cash equivalents of $0.4 and had an accumulated deficit of $130.3 million.

Existing Financing

In March 2013, we entered into a Second Amendment to the Keltic Facility, providing for an increase in available borrowings (subject to certain terms and conditions) under the Facility for working capital purposes from $7.0 million to $8.0 million and a term loan of $2.5 million that was used for the purchase of bourbon inventory on March 11, 2013. Unless sooner terminated in accordance with their respective terms, the Facility and Term Loan expire on December 31, 2016 (the "Maturity Date"). We may borrow up to the maximum amount of the Keltic Facility, provided that we have a sufficient borrowing base (as defined in the Loan Agreement). The Facility interest rate is the rate that, when annualized, is the greatest of (a) the Prime Rate plus 3.25%, (b) the LIBOR Rate plus 5.75% and (c) 6.50%. The Term Loan interest rate is the rate that, when annualized, is the greatest of (a) the Prime Rate plus 4.25%, (b) the LIBOR Rate plus 6.75% and (c) 7.50%. Interest is payable monthly in arrears, on the first day of every month on the average daily unpaid principal amount of the Facility. After the occurrence and during the continuance of any "Default" or "Event of Default" (as defined under the Loan Agreement) we are required to pay interest at a rate that is 3.25% per annum above the then applicable Facility or Term Loan, as applicable, interest rate. The Facility currently bears interest at 6.50% and the Term Loan currently bears interest at 7.50%. We are required to pay down the principal balance of the Term Loan within 15 banking days from the completion of a bottling run of bourbon from our bourbon inventory stock purchased on or about the date of the Term Loan in an amount equal to the purchase price of such bourbon. The unpaid principal balance of the Term Loan, all accrued and unpaid interest thereon, all fees, costs and expenses payable in connection with the Term Loan are due and payable in full on the Maturity Date. Upon execution of the Loan Amendment, we paid Keltic a $70,000 closing and commitment fee, and Keltic will also continue to receive an annual facility fee and a collateral management fee (each as set forth in the Loan Agreement).

The Loan Agreement contains standard borrower representations and warranties for asset-based borrowing and a number of reporting obligations and affirmative and negative covenants. The Loan Agreement includes negative covenants that, among other things, restrict our ability to create additional indebtedness, dispose of properties, incur liens, and make distributions or cash dividends. At March 31, 2013, we were in compliance, in all material respects, with the covenants under the Keltic Facility.

Keltic required as a condition to funding the Term Loan that Keltic had entered into the Participation Agreement providing for an aggregate of $750,000 of the Term Loan to be purchased by junior participants. Certain related parties of the Company purchased a portion of these junior participations in the Term Loan, including Frost Gamma Investments Trust ($500,000), Mark E. Andrews, III ($50,000) and an affiliate of Richard J. Lampen ($50,000). Under the terms of the Participation Agreement, the junior participants will receive interest at the rate of 11% per annum. We are not a party to the Participation Agreement. However, we are party to a fee letter with the junior participants (including the related party junior participants) pursuant to which we will pay the junior participants an aggregate commitment fee of $45,000 paid in three equal annual installments of $15,000.

In December 2009, Gosling-Castle Partners, Inc., a 60% owned subsidiary, issued a promissory note in the aggregate principal amount of $0.2 million to Gosling's Export (Bermuda) Limited in exchange for credits issued on certain inventory purchases. This note matures on April 1, 2020, is payable at maturity, subject to certain acceleration events, and calls for annual interest of 5%, to be accrued and paid at maturity.

We have arranged various credit facilities aggregating €350,000 or $448,571 (translated at the March 31, 2013 exchange rate) with an Irish bank, including overdraft coverage, creditors' insurance, customs and excise guaranty, and a revolving credit facility. These facilities are payable on demand, continue until terminated by either party, are subject to annual review, and call for interest at the lender's AA1 Rate minus 1.70%.

We believe our current cash and working capital, and the availability under the Keltic Facility, will enable us to fund our losses until we achieve profitability, ensure continuity of supply of our brands, and support new brand initiatives and marketing programs.

Liquidity Discussion

As of March 31, 2013, we had shareholders' equity of $12.9 million as compared to $17.6 million at March 31, 2012. This decrease is primarily due to our total comprehensive loss for the year ended March 31, 2013.

We had working capital of $13.9 million at March 31, 2013 as compared to $11.6 million as of March 31, 2012. This increase is primarily due to a $3.0 million increase in inventory resulting from purchases of bulk bourbon, the production timing of certain finished goods, and an $0.8 million increase in accounts receivable, partially offset by a $0.9 million increase in accounts payable and accrued expenses and an $0.8 million increase in due to shareholders and affiliates.

As of March 31, 2013, we had cash and cash equivalents of approximately $0.4 million, as compared to $0.5 million as of March 31, 2012. The decrease is primarily attributable to the funding of our operations and working capital needs for the year ended March 31, 2013. At March 31, 2013, we also had approximately $0.5 million of cash restricted from withdrawal and held by a bank in Ireland as collateral for overdraft coverage, creditors' insurance, revolving credit, and other working capital purposes.

The following may result in a material decrease in our liquidity over the near-to-mid term:

- continued significant levels of cash losses from operations;
- our ability to obtain additional debt or equity financing should it be required;
- an increase in working capital requirements to finance higher levels of inventories and accounts receivable;
- our ability to maintain and improve our relationships with our distributors and our routes to market;
- our ability to procure raw materials at a favorable price to support our level of sales;
- potential acquisitions of additional brands; and
- expansion into new markets and within existing markets in the U.S. and internationally.

We continue to implement a plan to support the growth of existing brands through sales and marketing initiatives that we expect will generate cash flows from operations in the next few years. As part of this plan, we seek to grow our business through expansion to new markets, growth in existing markets and strengthened distributor relationships. Further, we are actively seeking to reduce certain inventory levels in an effort to reduce our working capital requirements and provide improved cash flow from operations. We are also seeking additional brands and agency relationships to leverage our existing distribution platform. We intend to finance our brand acquisitions through a combination of our available cash resources, borrowings and, in appropriate circumstances, additional issuances of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, could materially reduce our liquidity and could cause substantial fluctuations in our quarterly and yearly operating results. We continue to look to control expense, seek improvements in routes to market and contain production costs to improve cash flows.

As of March 31, 2013, we had borrowed $6.5 million of the $8.0 million available under the Keltic Facility, leaving $1.5 million in then potential availability for working capital needs. We believe our current cash and working capital, and the availability under the Keltic Facility, will enable us to fund our losses until we achieve profitability, ensure continuity of supply of our brands, and support new brand initiatives and marketing programs through at least March 2014.

Cash flows

The following table summarizes our primary sources and uses of cash during the periods presented:

	Years ended March 31,	
	2013	2012
	(in thousands)	
Net cash provided by (used in):		
Operating activities	$(4,986)	$(4,406)
Investing activities	(294)	(487)
Financing activities	5,237	4,336
Effect of foreign currency translation	(2)	(6)
Net decrease in cash and cash equivalents	$ (45)	$ (563)

Operating activities. A substantial portion of available cash has been used to fund our operating activities. In general, these cash funding requirements are based on operating losses, driven chiefly by the costs in maintaining our distribution system and our sales and marketing activities. We have also utilized cash to fund our inventories. In general, these cash outlays for inventories are only partially offset by increases in our accounts payable to our suppliers.

On average, the production cycle for our owned brands is up to three months from the time we obtain the distilled spirits and other materials needed to bottle and package our products to the time we receive products available for sale, in part due to the international nature of our business. We do not produce Gosling's rums, Pallini liqueurs, Tierras tequila, or Gozio amaretto. Instead, we receive the finished product directly from the owners of such brands. From the time we have products available for sale, an additional two to three months may be required before we sell our inventory and collect payment from customers. Further, our inventory at March 31, 2013 included additional stores of bulk wine and bulk bourbon purchased in advance of forecasted production requirements. We expect to reduce the bulk bourbon in the normal course of future sales and are actively looking to sell our bulk wine to prospective vintners.

During the year ended March 31, 2013, net cash used in operating activities was $5.0 million, consisting primarily of a net loss of $4.8 million, a $4.0 million increase in inventory, a $0.9 million increase in accounts receivable, a $0.2 million increase in other assets, a $0.2 million increase in due from affiliates and a $0.3 million credit for the net change in fair value of warrant liability. These uses of cash were partially offset by a net $0.9 million increase in accounts payable and accrued expenses, an $0.8 million increase in due to related parties, a $1.7 million loss on wine assets, $0.7 million in allowance for obsolete inventory and depreciation and amortization expense of $0.9 million.

During the year ended March 31, 2012, net cash used in operating activities was $4.4 million, consisting primarily of a net loss of $4.7 million, a $2.0 million increase in inventory, a $0.7 million increase in accounts receivable, a $0.2 million increase in other assets, a $0.2 million decrease in due to related parties, and a $0.1 million credit for the net change in fair value of warrant liability. These uses of cash were partially offset by a net $1.3 million increase in accounts payable and accrued expenses, $0.7 million effect of changes in foreign exchange, $0.3 million in allowance for obsolete inventory, a $0.2 million decrease in prepaid expenses, $0.2 million in accrued interest, and depreciation and amortization expense of $0.9 million.

Investing Activities. Net cash used in investing activities was $0.3 million for the year ended March 31, 2013, representing approximately $0.1 million used in the acquisition of fixed and intangible assets and approximately $0.1 million in payments under a contingent consideration agreement.

Net cash used in investing activities was $0.5 million for the year ended March 31, 2012, representing $0.34 million used in the acquisition of fixed and intangible assets and $0.12 million in payments under contingent consideration agreements.

Financing activities. Net cash provided by financing activities for the year ended March 31, 2013 was $5.2 million representing $2.6 million drawn on the Keltic Facility, $2.5 million in proceeds from an inventory term loan and $0.1 million drawn on the foreign revolving credit facility.

Net cash provided by financing activities for the year ended March 31, 2012 was $4.3 million, consisting of $3.8 million drawn on the Keltic Facility, $1.8 million from the issuance of our Series A Preferred Stock and warrants and $1.0 million from the issuance of interim notes to affiliated parties. These proceeds were offset by payments of $2.0 million on our credit facilities and the repayment of $0.3 million on a note issued in connection with our acquisition of the assets of Betts & Scholl.

Obligations and commitments

Irish bank facilities. We have credit facilities with availability aggregating approximately €0.4 million ($0.5 million) with an Irish bank, including overdraft, customs and excise guaranty, and a revolving credit facility. These facilities are payable on demand, continue until terminated by either party, are subject to annual review and call for interest at the lender's AA1 Rate minus 1.70%. We have deposited €0.4 million ($0.5 million) with the bank to secure these borrowings.

We are in compliance in all material respects with the financial covenants of our Irish bank facilities as of March 31, 2013.

Keltic Facility. For a discussion of the Keltic Facility, please see *Existing Financing* in "Liquidity and Capital Resources" above.

Gosling-Castle Partners note. For a discussion of the Gosling-Castle Partners note, please see *Existing Financing* in "Liquidity and Capital Resources" above.

Currency Translation

The functional currencies for our foreign operations are the Euro in Ireland and the British Pound in the United Kingdom. With respect to our consolidated financial statements, the translation from the applicable foreign currencies to U.S. Dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income.

Where in this annual report we refer to amounts in Euros or British Pounds, we have for your convenience also in certain cases provided a conversion of those amounts to U.S. Dollars in parentheses. Where the numbers refer to a specific balance sheet account date or financial statement account period, we have used the exchange rate that was used to perform the conversions in connection with the applicable financial statement. In all other instances, unless otherwise indicated, the conversions have been made using the exchange rates as of March 31, 2013, each as calculated from the Interbank exchange rates as reported by Oanda.com. On March 31, 2013, the exchange rate of the Euro and the British Pound in exchange for U.S. Dollars was €1.00 = U.S.$1.28163 (equivalent to U.S.$1.00 = €0.78026) and £1.00 = U.S.$1.51893 (equivalent to U.S.$1.00 = £0.65836).

These conversions should not be construed as representations that the Euro and British Pound amounts actually represent U.S. Dollar amounts or could be converted into U.S. Dollars at the rates indicated.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations during fiscal 2013 or 2012. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Recent accounting pronouncements

We discuss recently issued and adopted accounting standards in the "Accounting standards adopted" and "Recent accounting pronouncements" sections of note 1 of the "Notes to Consolidated Financial Statements" in the accompanying consolidated financial statements.

Cautionary Note Regarding Forward-Looking Statements

This annual report includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, which involve risks and uncertainties, relate to the discussion of our business strategies and our expectations concerning future operations, margins, profitability, liquidity and capital resources and to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. We use words such as "may", "will", "should", "expects", "intends", "plans", "anticipates", "believes", "estimates", "seeks", "expects", "predicts", "could", "projects", "potential" and similar terms and phrases, including references to assumptions, in this report to identify forward-looking statements. These forward-looking statements are made based on expectations and beliefs concerning future events affecting us and are subject to uncertainties, risks and factors relating to our operations and business environments, all of which are difficult to predict and many of which are beyond our control, that could cause our actual results to differ materially from those matters expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" and as follows:

- our history of losses and expectation of further losses;
- the effect of poor operating results on our company;
- the adequacy of our cash resources and our ability to raise additional capital;
- our ability to expand our operations in both new and existing markets and our ability to develop or acquire new brands;
- our relationships with and our dependency on our distributors;
- the impact of supply shortages and alcohol and packaging costs in general, as well as our dependency on a limited number of suppliers and inventory requirements;
- the success of our sales and marketing activities;
- economic and political conditions generally, including the current recessionary economic environment and concurrent market instability;
- the effect of competition in our industry;
- negative publicity surrounding our products or the consumption of beverage alcohol products in general;
- our ability to acquire and/or maintain brand recognition and acceptance;
- trends in consumer tastes;
- our and our strategic partners' abilities to protect trademarks and other proprietary information;
- the impact of litigation;
- the impact of currency exchange rate fluctuations and devaluations on our revenues, sales and overall financial results;
- our executive officers, directors and principal shareholders own a substantial portion of our voting stock; and
- the impact of federal, state, local or foreign government regulations.

We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements, even if new information becomes available in the future.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Castle Brands Inc.

We have audited the accompanying consolidated balance sheets of Castle Brands Inc. and subsidiaries (the "Company") as of March 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive loss, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2013 and 2012, and the consolidated results of its operations, changes in shareholders' equity and comprehensive loss, and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ EisnerAmper LLP
New York, New York
July 1, 2013

CASTLE BRANDS INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	March 31, 2013	March 31, 2012
ASSETS:		
Current Assets		
Cash and cash equivalents	$ 439,323	$ 484,362
Accounts receivable – net of allowance for doubtful accounts of $70,692 and $411,272, respectively	7,025,358	6,268,432
Due from shareholders and affiliates	303,226	122,640
Inventories – net of allowance for obsolete and slow moving inventory of $461,660 and $290,316, respectively	13,731,962	10,732,698
Prepaid expenses and other current assets	983,834	784,331
Total Current Assets	22,483,703	18,392,463
Equipment – net	516,641	620,840
Investment in non-consolidated affiliate, at equity	116,700	130,850
Intangible assets – net of accumulated amortization of $5,404,000 and $4,906,061, respectively	8,805,913	10,302,288
Goodwill	490,286	1,243,058
Restricted cash	451,346	468,275
Other assets	252,506	197,003
Total Assets	$ 33,117,095	$ 31,354,777
LIABILITIES AND EQUITY:		
Current Liabilities		
Foreign revolving credit facility	$ 89,407	$ —
Accounts payable	5,301,524	4,771,140
Accrued expenses	793,243	442,618
Due to shareholders and affiliates	2,351,957	1,584,270
Total Current Liabilities	8,536,131	6,798,028
Long-Term Liabilities		
Keltic facility	6,501,321	3,849,831
Inventory term loan (including $600,000 of related party participation at March 31, 2013)	2,496,000	—
Notes payable – GCP Note	211,580	211,580
Warrant liability	795,374	1,098,108
Deferred tax liability	1,666,456	1,814,608
Total Liabilities	20,206,862	13,772,155
Commitments and Contingencies (Note 13)		
Equity		
Preferred stock, $.01 par value, 25,000,000 shares authorized, 6,701 and 6,897 shares of series A convertible preferred stock issued and outstanding at March 31, 2013 and 2012, respectively (liquidation value of $7,876,530 and $7,327,262 at March 31, 2013 and 2012, respectively)	67,013	68,965
Common stock, $.01 par value, 225,000,000 shares authorized, 108,773,034 and 108,052,067 shares issued and outstanding at March 31, 2013 and 2012, respectively	1,087,730	1,080,520
Additional paid-in capital	142,661,542	141,639,228
Accumulated deficit	(130,270,623)	(124,076,608)
Accumulated other comprehensive loss	(1,918,094)	(1,801,656)
Total controlling shareholders' equity	11,627,568	16,910,449
Noncontrolling interests	1,282,665	672,173
Total equity	12,910,233	17,582,622
Total Liabilities and Equity	$ 33,117,095	$ 31,354,777

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years ended March 31, 2013	2012
Sales, net*	$ 41,442,994	$ 35,494,615
Cost of sales*	26,438,238	22,694,297
Provision for obsolete inventory	684,830	275,000
Gross profit	14,319,926	12,525,318
Selling expense	11,265,108	10,502,478
General and administrative expense	4,850,648	4,985,566
Depreciation and amortization	920,305	914,361
Loss on wine assets	1,715,728	—
Loss from operations	(4,431,863)	(3,877,087)
Loss from equity investment in non-consolidated affiliate	(22,549)	(28,923)
Foreign exchange loss	(247,431)	(722,253)
Interest expense, net	(587,308)	(589,781)
Net change in fair value of warrant liability	302,734	109,767
Income tax benefit	148,152	148,152
Net loss	(4,838,265)	(4,960,125)
Net income attributable to noncontrolling interests	(610,492)	(272,200)
Net loss attributable to controlling interests	(5,448,757)	(5,232,325)
Dividend to preferred shareholders	(744,468)	(714,830)
Net loss attributable to common shareholders	$ (6,193,225)	$ (5,947,155)
Net loss per common share, basic and diluted, attributable to common shareholders	$ (0.06)	$ (0.06)
Weighted average shares used in computation, basic and diluted, attributable to common shareholders	108,508,652	107,635,565

* Sales, net and Cost of sales include excise taxes of $5,964,374 and $5,460,754 for the years ended March 31, 2013 and 2012, respectively.

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

	Years Ended March 31,	
	2013	2012
Net loss	$(4,838,265)	$(4,960,125)
Other comprehensive loss:		
Foreign currency translation adjustment	(116,438)	(168,154)
Total other comprehensive loss:	(116,438)	(168,154)
Comprehensive loss	$(4,954,703)	$(5,128,279)

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount					
BALANCE, MARCH 31, 2011	—	$ —	107,202,145	$1,072,021	$135,468,120	$(118,413,246)	$(1,633,502)	$ 399,973	$16,893,366
Net (loss) income						(5,232,325)		272,200	(4,960,125)
Foreign currency translation adjustment							(168,154)		(168,154)
Issuance of series A convertible preferred stock, net of issuance costs	2,155	21,550			1,315,578				1,337,128
Issuance of series A convertible preferred stock, upon conversion of debt	4,992	49,915			4,240,029				4,289,944
Conversion of series A convertible preferred stock and accrued dividends	(250)	(2,500)	849,922	8,499	(5,723)	(276)			—
Accrued dividends – series A convertible preferred stock					430,761	(430,761)			—
Stock-based compensation					190,463				190,463
BALANCE, MARCH 31, 2012	6,897	$68,965	108,052,067	$1,080,520	$141,639,228	$(124,076,608)	$(1,801,656)	$ 672,173	$17,582,622
Net (loss) income						(5,448,757)		610,492	(4,838,265)
Foreign currency translation adjustment							(116,438)		(116,438)
Conversion of series A preferred stock and accrued dividends	(196)	(1,952)	720,967	7,210	(4,468)	(790)			—
Accrued dividends – series A convertible preferred stock					744,468	(744,468)			—
Stock-based compensation					282,314				282,314
BALANCE, MARCH 31, 2013	6,701	$67,013	108,773,034	$1,087,730	$142,661,542	$(130,270,623)	$(1,918,094)	$1,282,665	$12,910,233

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years ended March 31, 2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(4,838,265)	$(4,960,125)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	920,305	914,361
Loss on disposition	1,715,728	—
Provision for doubtful accounts	86,869	68,599
Amortization of deferred financing costs	96,556	61,960
Change in fair value of warrant liability	(302,734)	(109,767)
Deferred tax benefit	(148,152)	(148,152)
Loss from equity investment in non-consolidated affiliate	22,549	28,923
Effect of changes in foreign exchange	247,431	722,253
Stock-based compensation expense	282,314	190,463
Provision for obsolete inventories	684,830	275,000
Changes in operations, assets and liabilities:		
Accounts receivable	(861,330)	(730,571)
Due from affiliates	(180,586)	93,721
Inventory	(4,028,581)	(2,006,825)
Prepaid expenses and supplies	(200,405)	222,549
Other assets	(152,061)	(189,986)
Accounts payable and accrued expenses	909,815	1,082,206
Accrued interest	(8,400)	230,042
Due to related parties	767,687	(150,227)
Total adjustments	(148,165)	554,549
NET CASH USED IN OPERATING ACTIVITIES	(4,986,430)	(4,405,576)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(93,869)	(306,799)
Acquisition of intangible assets	(53,564)	(37,133)
Change in restricted cash	(730)	(26,365)
Payments under contingent consideration agreements	(145,800)	(117,048)
NET CASH USED IN INVESTING ACTIVITIES	(293,963)	(487,345)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Keltic facility	2,651,490	3,849,831
Issuance of term loan in connection with inventory purchase	2,496,000	—
Foreign revolving credit facility	89,866	—
$2.5 million revolving credit facility	—	(2,000,000)
Note payable – Betts & Scholl	—	(327,648)
Interim notes – affiliate investors	—	1,005,000
Issuance of series A convertible preferred stock	—	2,155,000
Costs of issuance of series A convertible preferred stock	—	(346,147)
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,237,356	4,336,036
EFFECTS OF FOREIGN CURRENCY TRANSLATION	(2,002)	(6,125)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(45,039)	(563,010)
CASH AND CASH EQUIVALENTS – BEGINNING	484,362	1,047,372
CASH AND CASH EQUIVALENTS – ENDING	$ 439,323	$ 484,362
SUPPLEMENTAL DISCLOSURES:		
Schedule of non-cash investing and financing activities:		
Issuance of warrant liability in connection with series A convertible preferred stock	$ —	$ 794,457
Interest paid	$ 442,204	$ 248,022

See accompanying notes to the consolidated financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of business — The consolidated financial statements include the accounts of Castle Brands Inc. ("the Company"), its wholly-owned domestic subsidiaries, Castle Brands (USA) Corp. ("CB-USA") and McLain & Kyne, Ltd. ("McLain & Kyne"), the Company's wholly-owned foreign subsidiaries, Castle Brands Spirits Group Limited ("CB-IRL") and Castle Brands Spirits Marketing and Sales Company Limited, and the Company's 60% ownership interest in Gosling-Castle Partners, Inc. ("GCP"), with adjustments for income or loss allocated based upon percentage of ownership. The accounts of the subsidiaries have been included as of the date of acquisition. All significant intercompany transactions and balances have been eliminated.

B. Organization and operations — The Company is principally engaged in the importation, marketing and sale of premium and super premium brands of rums, whiskey, liqueurs, vodka and tequila in the United States, Canada, Europe, and Asia. Prior to March 31, 2012, the vodka, Irish whiskeys and certain liqueurs were procured by CB-IRL and billed in Euros to CB-USA, with the risk of foreign exchange gain or loss resting with CB-USA. Beginning April 1, 2012, CB-USA began purchasing these goods directly from the suppliers.

C. Brands — Rum — Gosling's rums, a family of premium rums with a 200-year history, including the award-winning Gosling's Black Seal rum, for which the Company is, through its export venture GCP, the exclusive marketer outside of Bermuda, and Gosling's Stormy Ginger Beer, an essential non-alcoholic ingredient in Gosling's trademarked Dark 'n Stormy® rum cocktail.

Whiskey — three premium small batch bourbons: Jefferson's, Jefferson's Reserve and Jefferson's Presidential Select, Jefferson's Rye, an aged rye whiskey; the Clontarf Irish whiskeys, a family of premium Irish whiskeys, available in single malt and classic pure grain versions; Knappogue Castle Whiskey, a vintage-dated premium single-malt Irish whiskey; and Knappogue Castle 1951, a pure pot-still whiskey that has been aged for 36 years.

Liqueurs — Brady's Irish Cream, a premium Irish cream liqueur; Castello Mio, a super premium Sambuca, Celtic Honey, a premium Irish liqueur; pursuant to an exclusive U.S. marketing arrangement, Pallini Limoncello, Raspicello and Peachcello premium Italian liqueurs; pursuant to an exclusive global distribution agreement, Travis Hasse's Original® Pie liqueurs, and pursuant to a U.S. distribution agreement, Gozio amaretto, a premium Italian liqueur.

Vodka — Boru vodka, an ultra-pure, five-times distilled and specially filtered premium vodka. Boru is produced in Ireland and has three flavor extensions (citrus, orange and Crazzberry).

Tequila — a USDA certified organic, super-premium tequila, Tequila Tierras Autenticas de Jalisco or Tierras. The Company is the exclusive U.S. importer and marketer of Tierras, which is available as blanco, reposado and añejo.

D. Cash and cash equivalents — The Company considers all highly liquid instruments with a maturity at date of acquisition of three months or less to be cash equivalents.

E. Equity investments — Equity investments are carried at original cost adjusted for the Company's proportionate share of the investees' income, losses and distributions. The Company assesses the carrying value of its equity investments when an indicator of a loss in value is present and records a loss in value of the investment when the assessment indicates that an other-than-temporary decline in the investment exists. The Company classifies its equity earnings of non-consolidated affiliate equity investment as a component of net income or loss.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

F. Trade accounts receivable — The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect anticipated losses on the trade accounts receivable balances. The Company calculates this allowance based on its history of write-offs, level of past due accounts based on contractual terms of the receivables and its relationships with and economic status of its customers.

G. Revenue recognition — Revenue from product sales is recognized when the product is shipped to a customer (generally a distributor), title and risk of loss has passed to the customer in accordance with the terms of sale (FOB shipping point or FOB destination), and collection is reasonably assured. Revenue is not recognized on shipments to control states in the United States until such time as product is sold through to the retail channel.

H. Inventories — Inventories are comprised of distilled spirits, bulk wine, dry good raw materials (bottles, labels, corks and caps), packaging and finished goods, and are valued at the lower of cost or market, using the weighted average cost method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, expected future demand and market requirements. A change to the carrying value of inventories is recorded in cost of goods sold. See Note 3.

During the years ended March 31, 2013 and 2012, the Company recorded allowances for obsolete and slow moving inventory of $684,830 and $275,000, respectively. The Company recorded these allowances on both raw materials and finished goods, primarily in connection with the disposition of wine brands, label and packaging changes made to certain brands, as well as wine spoilage and certain cost variances. The charges have been recorded as increases to Cost of Sales in the respective years.

I. Equipment — Equipment consists of office equipment, computers and software and furniture and fixtures. When assets are retired or otherwise disposed of, the cost and related depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

J. Goodwill and other intangible assets — Goodwill represents the excess of purchase price including related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other identifiable intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if circumstances indicate a possible impairment may exist. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives, generally on a straight-line basis, and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "Intangibles — Goodwill and Other", impairment of goodwill must be tested at least annually by comparing the fair values of the applicable reporting units with the carrying amount of their net assets, including goodwill. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. The estimates that most significantly affect the fair value calculation are related to revenue growth, cost of sales, selling and marketing expenses and discount rates. Impairment testing is done at the reporting level. If the carrying amount of the reporting unit's net assets exceeds the unit's fair value, an impairment loss is recognized in an

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination with the fair value of the reporting unit deemed to be the purchase price paid. Rights, trademarks, trade names and formulations are indefinite lived intangible assets not subject to amortization and are tested for impairment at least annually. The impairment test consists of a comparison of the fair value of the asset group allocated to each reporting unit with its allocated carrying amount.

The fair value of each reporting unit was determined at March 31, 2013 and 2012 by weighting a combination of the present value of the Company's discounted anticipated future operating cash flows and values based on market multiples of revenue and earnings before interest, taxes, depreciation and amortization ("EBITDA") of comparable companies. Other than the write-downs of intangible and goodwill related to the wine brands discussed in Note 7, the Company did not record any impairment on goodwill or other intangible assets for the years ended March 31, 2013 and 2012.

K. Impairment and disposal of long-lived assets — Under ASC 310, "Accounting for the Impairment or Disposal of Long-lived Assets", the Company periodically reviews whether changes have occurred that would require revisions to the carrying amounts of its definite lived, long-lived assets. When the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. The Company did not record an impairment on long-lived assets for the years ended March 31, 2013 and 2012.

In March 2013, the Company determined to reduce its sales and marketing efforts on its wine brands, which do not provide a material contribution to the Company's results of operations. The Company made this decision to optimize its resources and focus on its faster growing and more profitable spirits brands, and to reduce the levels of working capital required to maintain necessary inventory levels of bulk wine and finished goods. The Company intends to continue selling existing finished goods wine inventory through its current sales channels, but is actively seeking buyers for large lots and for its bulk wine. In connection with this decision, the Company recognized a loss of $1,715,728, consisting of $817,156 on the write-down of net intangible assets and $898,572 in goodwill, as well as $326,869 charged to the provision for obsolete inventory to adjust both bulk wine and finished goods to estimated net realizable value, for the year ended March 31, 2013.

L. Shipping and handling — The Company reflects as inventory costs freight-in and related external handling charges relating to the purchase of raw materials and finished goods. These costs are charged to cost of sales at the time the underlying product is sold. The Company also incurs shipping costs in connection with its various marketing activities, including the shipment of point of sale materials to the Company's regional sales managers and customers, and the costs of shipping product in connection with its various marketing programs and promotions. These shipping charges are included in selling expense and were $1,171,290 and $885,837 for the years ended March 31, 2013 and 2012, respectively.

M. Excise taxes and duty — Excise taxes and duty are computed at standard rates based on alcohol proof per gallon/liter and are paid after finished goods are imported into the United States and then transferred out of "bond." Excise taxes and duty are recorded to inventory as a component of the cost of the underlying finished goods. When the underlying products are sold "ex warehouse", the sales price reflects the taxes paid and the inventoried excise taxes and duties are charged to cost of sales.

N. Distributor charges and promotional goods — The Company incurs charges from its distributors for a variety of transactions and services rendered by the distributor, including product depletions, product samples for various promotional purposes, in-store tastings and training where legal, and

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

local advertising where legal. Such charges are reflected as selling expense as incurred. Also, the Company has entered into arrangements with certain of its distributors whereby the purchase of a particular product or products by a distributor is accompanied by a percentage of the sale being composed of promotional goods or as a predetermined discount percentage of dollars off invoice. In such cases, the cost of the promotional goods is charged to cost of sales and dollars off invoice are a reduction to revenue.

O. Foreign currency — The functional currency for the Company's foreign operations is the Euro in Ireland and the British Pound in the United Kingdom. Under ASC 830, "Foreign Currency Matters", the translation from the applicable foreign currencies to U.S. Dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income. Gains or losses resulting from foreign currency transactions are shown as a separate line item in the consolidated statements of operations. Prior to March 31, 2012, the Company's vodka, Irish whiskeys and certain liqueurs were procured by CB-IRL and billed in Euros to CB-USA, with the risk of foreign exchange gain or loss resting with CB-USA. Beginning April 1, 2012, CB-USA began purchasing these goods directly from the suppliers, with the risk of foreign exchange gain or loss remaining with CB-USA.

P. Fair value of financial instruments — ASC 825, "Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. The Company believes that there is no material difference between the fair-value and the reported amounts of financial instruments in the Company's balance sheets due to the short term maturity of these instruments, or with respect to the Company's debt, as compared to the current borrowing rates available to the Company.

The Company's investments are reported at fair value in accordance with authoritative guidance, which accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy ("valuation hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and
- Expands disclosures about instruments measured at fair value.

The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy are as follows:

- Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are directly or indirectly observable for the asset or liability for substantially the full term of the financial instrument.
- Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Q. Income taxes — Under ASC 740, "Income Taxes", deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is provided to the extent a deferred tax asset is not considered recoverable.

The Company has adopted the provisions of ASC 740 and has recognized no adjustment for uncertain tax provisions. The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense; however, no such provisions for accrued interest and penalties related to uncertain tax positions have been recorded as of March 31, 2013.

R. Research and development costs — The costs of research, development and product improvement are charged to expense as incurred and are included in selling expense.

S. Advertising — Advertising costs are expensed when the advertising first appears in its respective medium. Advertising expense, which is included in selling expense, was $2,212,774 and $1,940,571 for the years ended March 31, 2013 and 2012, respectively.

T. Use of estimates — The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include the accounting for items such as evaluating annual impairment tests, derivative instruments and equity issuances, warrant valuation, stock-based compensation, allowances for doubtful accounts and inventory obsolescence, depreciation, amortization and expense accruals.

U. Uncertainties — The Company depends on a limited number of third-party suppliers for the sourcing of all of its products, including both its own proprietary brands and those it distributes for others. The Company does not have long-term written agreements with all of its suppliers. Also, if the Company fails to complete purchases of products ordered annually, certain suppliers have the right to bill it for product not purchased during the period. Suppliers' failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers or the loss of existing suppliers, especially key suppliers, could have material adverse effects on the Company's operating results. The inability to maintain, renew on acceptable terms or find suitable alternatives to the Company's contracts with suppliers could have a material adverse effect on its operating results.

V. Recent accounting pronouncements — In July 2012, the FASB issued Accounting Standards Update ("ASU") 2012-02, "Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." The amended guidance simplifies how entities test indefinite-lived intangible assets other than goodwill for impairment. After an assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test is optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company's results of operations, cash flows or financial condition.

In October 2012, the FASB issued ASU 2012-04, "Technical Corrections and Improvements." The amendments in this update cover a wide range of topics in the ASC. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

after December 15, 2012. The adoption of this standard is not expected have a material impact on the Company's results of operations, cash flows or financial condition.

In February 2013, the FASB issued amendments to the accounting guidance for presentation of comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments do not change the current requirements for reporting net income or other comprehensive income, but do require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where the net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about these amounts. For public companies, these amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance is not expected to have a material impact on the Company's results of operations, cash flows or financial condition.

W. Accounting standards adopted — In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance amends ASC No. 220, *Comprehensive Income,* and gives reporting entities the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. ASU 2011-05 does not change the items that must be reported in other comprehensive income. This new guidance was effective for the Company April 1, 2012 and is applied retrospectively. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

In August 2012, the FASB issued ASU 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)." This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of this standard did not have a material impact on the Company's results of operations, cash flows or financial condition.

X. Reclassification — Certain prior year balances have been reclassified to conform to the current year presentation.

NOTE 2 — BASIC AND DILUTED NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all potentially dilutive common shares that were outstanding during the period that are not anti-dilutive. Potentially dilutive common shares consist of incremental shares issuable upon exercise of stock options and warrants or conversion of convertible preferred stock outstanding and related accrued dividends. In computing diluted net loss per share for the years ended March 31, 2013 and 2012, no adjustment has been made to the weighted average outstanding common shares as the assumed exercise of outstanding options and warrants and the assumed conversion of convertible preferred stock and related accrued dividends is anti-dilutive.

NOTE 2 — BASIC AND DILUTED NET LOSS PER COMMON SHARE – (continued)

Potential common shares not included in calculating diluted net loss per share are as follows:

	Years ended March 31,	
	2013	2012
Stock options	8,120,765	6,330,599
Warrants to purchase common stock	11,874,087	13,417,301
Convertible preferred stock and accrued dividends	25,879,807	24,086,314
Total	45,874,659	43,834,214

NOTE 3 — INVENTORIES

	March 31,	
	2013	2012
Raw materials – net	$ 5,191,147	$ 3,107,615
Finished goods – net	8,540,815	7,625,083
Total	$13,731,962	$10,732,698

As of March 31, 2013 and 2012, 19% and 22%, respectively, of raw materials and 4% and 3%, respectively, of finished goods were located outside of the United States.

In March 2013, the Company acquired $2,496,000 of bulk bourbon whiskey in support of its anticipated near-term needs.

The Company estimates the allowance for obsolete and slow moving inventory based on analyses and assumptions including, but not limited to, historical usage, expected future demand and market requirements.

Inventories are stated at the lower of weighted average cost or market.

NOTE 4 — EQUITY INVESTMENT

Investment in DP Castle Partners, LLC

In August 2010, CB-USA formed DP Castle Partners, LLC ("DPCP") with Drink Pie, LLC to manage the manufacturing and marketing of Travis Hasse's Original Apple Pie Liqueur, Cherry Pie Liqueur and any future line extensions of the brand. DPCP has the exclusive global rights to produce and market Travis Hasse's Original Pie Liqueurs and CB-USA has the global distribution rights for this brand. DPCP pays a per case royalty fee to Drink Pie, LLC under a licensing agreement. CB-USA purchases the finished product from DPCP at a pre-determined margin and then uses its existing infrastructure, sales force and distributor network to sell the product and promote the brands. Finished goods are sold to CB-USA FOB — Production and CB-USA bears the risk of loss on both inventory and third-party receivables. Revenues and cost of sales are recorded at their respective gross amounts on the books and records of CB-USA. For the years ended March 31, 2013 and 2012, CB-USA purchased $867,280 and $741,830, respectively, in finished goods from DPCP under the distribution agreement. As of March 31, 2013, DPCP was indebted to CB-USA in the amount of $268,598, which is included in due from shareholders and affiliates on the accompanying consolidated balance sheet. As of March 31, 2012, CB-USA was indebted to DPCP in the amount of $28,469, which is included in due to shareholders and affiliates on the accompanying consolidated balance sheet. At March 31, 2013, CB-USA owned 20% of the DPCP and, under the terms of the agreement, will increase its stake in DPCP based on achieving case sale targets. The Company has accounted for this investment under the equity method of accounting. This investment balance was $116,700 and $130,850 at March 31, 2013 and 2012, respectively.

NOTE 5 — ACQUISITIONS

Acquisition of McLain & Kyne

On October 12, 2006, the Company acquired all of the outstanding capital stock of McLain & Kyne. Under the McLain & Kyne purchase agreement, as amended, the Company paid contingent consideration to the sellers based on the financial performance of certain assets of the acquired business through March 31, 2011. The Company is also required to pay contingent consideration, based on the case sales of Jefferson's Presidential Select bourbon for a specified amount of cases, rather than a fixed period of time. For the years ended March 31, 2013 and 2012, the sellers earned $145,800 and $117,048, respectively, under this agreement. The earn-out payments have been recorded as an increase to goodwill.

NOTE 6 — EQUIPMENT, NET

Equipment consists of the following:

	March 31,	
	2013	2012
Equipment and software	$2,026,028	$1,964,123
Furniture and fixtures	10,325	10,325
	2,036,353	1,974,448
Less: accumulated depreciation	1,519,712	1,353,608
Balance	$ 516,641	$ 620,840

Depreciation expense for the years ended March 31, 2013 and 2012 totaled $187,539 and $180,183, respectively.

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS

In March 2013, the Company determined to reduce its sales and marketing efforts on its wine brands, which do not provide a material contribution to the Company's results of operations. The Company made this decision to optimize its resources and focus on its faster growing and more profitable spirits brands, and to reduce the levels of working capital required to maintain necessary inventory levels of bulk wine and finished goods. The Company intends to continue selling existing finished goods wine inventory through its current sales channels, but is actively seeking buyers for large lots and for its bulk wine. In connection with this decision, the Company recognized a loss of $1,715,728, consisting of $817,156 on the write-down of net intangible assets and $898,572 in goodwill, as well as $326,869 charged to the provision for obsolete inventory to adjust both bulk wine and finished goods to estimated net realizable value, for the year ended March 31, 2013.

The changes in the carrying amount of goodwill for the years ended March 31, 2013 and 2012 were as follows:

	Amount
Balance as of March 31, 2011	$1,126,010
Payments under McLain and Kyne agreement	117,048
Balance as of March 31, 2012	$1,243,058
Write-down of goodwill related to wine brands	(898,572)
Payments under McLain and Kyne agreement	145,800
Balance as of March 31, 2013	$ 490,286

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS – (continued)

Intangible assets consist of the following:

	March 31, 2013	March 31, 2012
Definite life brands	$ 170,000	$ 170,000
Trademarks	535,947	557,947
Rights	8,271,555	8,271,555
Distributor relationships	—	664,000
Product development	96,959	43,395
Patents	994,000	994,000
Other	28,480	28,480
	10,096,941	10,729,377
Less: accumulated amortization	5,404,000	4,906,061
Net	4,692,941	5,823,316
Other identifiable intangible assets – indefinite lived*	4,112,972	4,478,972
	$ 8,805,913	$10,302,288

Accumulated amortization consists of the following:

	March 31, 2013	March 31, 2012
Definite life brands	$ 169,999	$ 160,552
Trademarks	230,379	197,197
Rights	4,409,221	3,857,271
Distributor relationships	—	166,978
Product development	16,280	12,210
Patents	578,121	511,853
Other	—	—
Accumulated amortization	$5,404,000	$4,906,061

* Other identifiable intangible assets — indefinite lived consists of product formulations.

Amortization expense for the years ended March 31, 2013 and 2012 totaled $732,783 and $734,179, respectively.

Estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Years ending March 31,	Amount
2014	$ 642,697
2015	636,236
2016	635,433
2017	635,433
2018	635,433
Total	$3,185,232

NOTE 8 — RESTRICTED CASH

At March 31, 2013 and 2012, the Company had €352,255 or $451,346 (translated at the March 31, 2013 exchange rate) and €351,089 or $468,275 (translated at the March 31, 2012 exchange rate), respectively, of cash restricted from withdrawal and held by a bank in Ireland as collateral for overdraft coverage, creditors' insurance, customs and excise guaranty and a revolving credit facility.

NOTE 9 — NOTES PAYABLE AND CAPITAL LEASE

	March 31, 2013	March 31, 2012
Notes payable consist of the following:		
Foreign revolving credit facilities(A)	$ 89,407	$ —
Note payable(B)	211,580	211,580
Keltic Facility(C)	6,501,321	3,849,831
Inventory Term Loan(D)	2,496,000	—
Total	$9,298,308	$4,061,411

(A). The Company has arranged various facilities aggregating €350,000 or $448,571 (translated at the March 31, 2013 exchange rate) with an Irish bank, including overdraft coverage, creditors' insurance, customs and excise guaranty, and a revolving credit facility. These facilities are payable on demand, continue until terminated by either party, are subject to annual review, and call for interest at the lender's AA1 Rate minus 1.70%. The balance on the credit facilities included in notes payable totaled €69,761 or $89,407, (translated at the March 31, 2013 exchange rate) and $0 at March 31, 2013 and 2012, respectively.

(B). In December 2009, GCP issued a promissory note (the "GCP Note") in the aggregate principal amount of $211,580 to Gosling's Export (Bermuda) Limited in exchange for credits issued on certain inventory purchases. The GCP Note matures on April 1, 2020, is payable at maturity, subject to certain acceleration events, and calls for annual interest of 5%, to be accrued and paid at maturity. At March 31, 2013 and 2012, $10,579 of accrued interest was converted to amounts due to shareholders and affiliates. At March 31, 2013 and 2012, $211,580 of principal due on the GCP Note is included in long-term liabilities.

(C). In August 2011, the Company and CB-USA entered into the Keltic Facility, a revolving loan agreement with Keltic Financial Partners II, LP ("Keltic"), providing for availability (subject to certain terms and conditions) of a revolving facility of up to $5,000,000 for the purpose of providing the Company and CB-USA with working capital. The Company and CB-USA are referred to individually and collectively as the Borrower.

In July 2012, the Company and CB-USA entered into a First Amendment to Keltic Facility to increase the availability (subject to certain terms and conditions) of the revolving facility from $5,000,000 to $7,000,000 for the purpose of providing the Company and CB-USA with working capital.

In March 2013, the Company and CB-USA entered into a Second Amendment to Keltic Facility (as amended, the "Loan Agreement") to increase the availability (subject to certain terms and conditions) of the revolving facility from $7,000,000 to $8,000,000 for the purpose of providing the Company and CB-USA with working capital. Unless sooner terminated in accordance with its terms, the Keltic Facility expires on December 31, 2016.

The Borrower may borrow up to the maximum amount of the revolving facility, provided that the Borrower has a sufficient borrowing base. The borrowing base equals (a) up to 85% of the aggregate amount of the Borrower's "Eligible Receivables" (as defined in the Loan Agreement), plus (b) the least of (i) 50% of the "Value" (as defined in the Loan Agreement) of the Borrower's "Eligible Inventory" (as defined in the Loan Agreement), (ii) $3,500,000 and (iii) 60% of the Borrowing Capacity (as defined in the Loan Agreement) at such time, less (c) the aggregate amount of all Reserves (as defined in the Loan Agreement) in effect at such time.

NOTE 9 — NOTES PAYABLE AND CAPITAL LEASE – (continued)

The revolving facility interest rate is the rate that, when annualized, is the greatest of (a) the Prime Rate plus 3.25%, (b) the LIBOR Rate plus 5.75%, and (c) 6.50%. Interest is payable monthly in arrears, on the first day of every month on the average daily unpaid principal amount of the revolving facility. After the occurrence and during the continuance of any "Default" or "Event of Default" (as defined under the Loan Agreement) the Borrower is required to pay interest at a rate that is 3.25% per annum above the then applicable revolving facility interest rate. In addition to a $40,000 commitment fee paid in connection with the First Amendment and $70,000 closing and commitment fee in connection with the Second Amendment, Keltic will also receive an annual facility fee in an amount equal to 1% per annum of the maximum revolving facility amount and a collateral management fee of $1,000 per month (increased to $2,000 after the occurrence of and during the continuance of an Event of Default).

The Loan Agreement contains standard borrower representations and warranties for asset-based borrowing and a number of reporting obligations and affirmative and negative covenants. The Borrower is required, among other things, to provide Keltic with weekly borrowing base certificates, monthly reports, annual financial statements and other current and periodic financial, operating and business records and reports, as well as tax returns and such other information as Keltic may from time to time request.

The Loan Agreement includes negative covenants that, among other things, restrict the Borrower's ability to create additional indebtedness, dispose of properties, incur liens, and make distributions or cash dividends.

The Loan Agreement specifies certain Events of Default that include, among others, payment defaults, violations of affirmative and negative covenants in the Loan Agreement, imposition of certain liens, and events of insolvency and bankruptcy. Upon a Default or Event of Default, Keltic may terminate or suspend its obligation to make further advances and upon an Event of Default Keltic may, among other things, accelerate the facility repayment and declare all obligations under the Loan Agreement to be immediately due and payable.

The obligations of the Borrower under the Loan Agreement are secured by the grant of a pledge and security interest over all of the assets of the Borrower.

At March 31, 2013, the Company was in compliance, in all material respects, with the covenants under the Keltic Facility. At March 31, 2013 and 2012, $6,501,321 and $3,849,831, respectively, due on the revolving facility is included in long-term liabilities.

(D). In March 2013, in connection with the Second Amendment to the Keltic Facility, the Company and CB-USA entered into an inventory term loan of $2,500,000 (the "Term Loan") that was used for the purchase of bourbon inventory on March 11, 2013. Unless sooner terminated in accordance with their respective terms, the Term Loan matures on December 31, 2016.

The Term Loan interest rate is the rate that, when annualized, is the greatest of (a) the Prime Rate plus 4.25%, (b) the LIBOR Rate plus 6.75% and (c) 7.50%. Interest is payable monthly in arrears, on the first day of every month on the average daily unpaid principal amount of the Term Loan. After the occurrence and during the continuance of any "Default" or "Event of Default" (as defined under the Loan Agreement) the Borrower is required to pay interest at a rate that is 3.25% per annum above the then applicable Term Loan interest rate. The Borrower is required to pay down the principal balance of the Term Loan within 15 banking days from the completion of a bottling run of bourbon from the bourbon inventory stock purchased on or about the date of the Term Loan in an amount equal to the purchase price of such bourbon. The unpaid principal balance of the Term Loan, all accrued and unpaid interest thereon, all fees, costs and expenses payable in connection with the Term Loan are due and payable in full on the Maturity Date.

Keltic required as a condition to funding the Term Loan that Keltic had entered into a participation agreement (the "Participation Agreement") providing for an aggregate of $750,000 of the Term Loan to be purchased by junior participants. Certain related parties of the Company purchased a portion of these junior participations in the Term Loan, including Frost Gamma Investments Trust ($500,000), an entity affiliated with Phillip Frost, M.D., a director and principal shareholder of the Company, Mark E. Andrews, III ($50,000), a director of the Company and the Company's

NOTE 9 — NOTES PAYABLE AND CAPITAL LEASE – (continued)

Chairman, and an affiliate of Richard J. Lampen ($50,000), a director of the Company and the Company's President and Chief Executive Officer. Under the terms of the Participation Agreement, the junior participants will receive interest at the rate of 11% per annum. Neither the Company nor CB-USA is a party to the Participation Agreement. However, the Borrower is party to a fee letter (the "Fee Letter") with the junior participants (including the related party junior participants) pursuant to which the Borrower is obligated to pay the junior participants an aggregate commitment fee of $45,000 in three equal annual installments of $15,000. The balance on the credit facilities included in notes payable totaled $2,496,000 and $0 at March 31, 2013 and 2012, respectively.

Payments due on notes payable are as follows:

Years ending March 31,	Amount
2014	$ 89,407
2015	—
2016	—
2017	8,997,321
Thereafter	211,580
Total	$9,298,308

NOTE 10 — EQUITY

Preferred stock issuance — In June 2011 the Company entered into agreements relating to a private placement (the "June 2011 Private Placement") of an aggregate of approximately $7,100,000 of newly-designated 10% Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Preferred Stock"). As part of the June 2011 Private Placement, the Company completed a private offering to third-party investors of $2,155,000 of Series A Preferred Stock for its stated value of $1,000 per share and warrants ("2011 Warrants") to purchase 50% of the number of shares of the Company's common stock, issuable upon conversion of such Series A Preferred Stock. Subject to adjustment (including dilutive issuances), the Series A Preferred Stock is convertible into common stock at a conversion price of $0.304 per share and the 2011 Warrants have an exercise price of $0.38 per share.

Holders of Series A Preferred Stock are entitled to receive cumulative dividends at the rate per share (as a percentage of the stated value per share) of 10% per annum, whether or not declared by the Company's Board of Directors, which are only payable in shares of the Company's common stock upon conversion of the Series A Preferred Stock or upon a liquidation. For the years ended March 31, 2013 and 2012, the Company recorded accrued dividends of $744,467 and $430,761, respectively, included as an increase in the accumulated deficit and in additional paid-in capital on the accompanying consolidated balance sheets.

As part of the June 2011 Private Placement, certain directors, officers and other affiliates of the Company agreed to purchase an aggregate of $1,005,000 of Series A Preferred Stock and 2011 Warrants on substantially the same terms described above, subject to shareholder approval of such issuance. Pending such shareholder approval, the Company issued an aggregate of $1,005,000 in promissory notes to these affiliate purchasers. These notes converted automatically into Series A Preferred Stock and 2011 Warrants in October 2011 and accrued interest on these notes was converted into accrued dividends on the Series A Preferred Stock. The affiliate purchasers included Frost Gamma Investments Trust, Richard J. Lampen, Mark E. Andrews, III, and certain of his affiliates, John Glover, the Company's Chief Operating Officer and Alfred J. Small, the Company's Chief Financial Officer.

Also as part of the June 2011 Private Placement, certain holders of the Company's outstanding debt, including directors, officers and other affiliates, agreed to purchase shares of Series A Preferred Stock and 2011 Warrants in exchange for approximately $4,000,000 aggregate principal amount of the Company's existing debt, and accrued but unpaid interest thereon, on substantially the same terms described above, subject to shareholder approval of such issuance. The affiliate debt holders included Frost Gamma Investments

NOTE 10 — EQUITY – (continued)

Trust, Vector Group Ltd., Richard J. Lampen, Mark E. Andrews, III, Lafferty Ltd., IVC Investments, LLLP, and Betts & Scholl, LLC, (which agreed to convert principal amount, but not accrued but unpaid interest thereon). In October 2011, these notes, and accrued but unpaid interest thereon, as applicable, were converted into Series A Preferred Stock and 2011 Warrants following shareholder and NYSE MKT approval of such transaction.

If the Company sells or grants any option to purchase or any right to reprice, or otherwise dispose of or issue (or announce any sale, grant or option to purchase or other disposition), any common stock or common stock equivalents entitling any person to acquire common stock at an effective price per share that is lower than the then conversion price of the Series A Preferred Stock, the holders of the Series A Preferred Stock and 2011 Warrants will be entitled to an adjusted conversion price and additional shares of common stock upon exercise the 2011 Warrants. These warrants are subject to liability accounting. See Note 13B.

The Company agreed to register for resale the shares of common stock issuable upon conversion of the Series A Preferred Stock and the exercise of the 2011 Warrants.

A beneficial conversion feature ("BCF") of $318,705 was calculated as the difference between the beneficial conversion price of the Series A Preferred Stock and the fair value of the Company's common stock at the issuance date, multiplied by the number of shares into which the Series A Preferred Stock were convertible. As the Series A Preferred is perpetual and convertible at any time at the option of the holder, there is no defined accretion period available. The Company determined that the BCF should be recognized as a fully accreted deemed dividend on the Preferred Stock in the three months ended June 30, 2011.

The holders of Series A Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and are subject to anti-dilution provisions. The Series A Preferred Stock ranks senior to all classes of common stock and the Company may not issue any capital stock that is senior to the Series A Preferred Stock unless such issuance is approved by the affirmative vote of the holders of a majority of the then outstanding shares of the Series A Preferred Stock voting separately as a class.

Upon any liquidation, the holders of Series A Preferred Stock will be entitled to receive an amount equal to the stated value of $1,000 per share, plus any accrued and unpaid dividends thereon and any other fees then due.

If the average daily volume of the Company's common stock exceeds $100,000 per trading day and the Volume Weighted Average Price (as defined in the articles of designation of the Series A Preferred Stock) for at least 20 trading days during any 30 consecutive trading day period exceeds $0.76 (subject to adjustment), the Company may convert all or any portion of the outstanding Series A Preferred Stock into shares of common stock. In the event of a Fundamental Transaction (as defined in the articles of designation of the Series A Preferred Stock), the Company may convert all of the Series A Preferred Stock plus all accrued but unpaid dividends thereon into common stock concurrently with the consummation of such Fundamental Transaction.

<u>Preferred stock conversions</u> — In year ended March 31, 2013, holders of Series A Preferred Stock converted 195.132 shares of Series A Preferred Stock, and accrued dividends thereon, into 720,967 shares of common stock.

NOTE 11 — FOREIGN CURRENCY FORWARD CONTRACTS

The Company enters into forward contracts from time to time to reduce its exposure to foreign currency fluctuations. The Company recognizes in the balance sheet derivative contracts at fair value, and reflects any net gains and losses currently in earnings. At March 31, 2013 and 2012, the Company had no forward contracts outstanding. Gain or loss on foreign currency forward contracts, which was de minimis during the periods presented, is included in other income and expense.

NOTE 12 — PROVISION FOR INCOME TAXES

The Company accounts for taxes in accordance with ASC 740, "Income Taxes", which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled.

Tax years 2011 through 2013 remain open to examination by federal and state tax jurisdictions. The Company has various foreign subsidiaries for which tax years 2007 through 2013 remain open to examination in certain foreign tax jurisdictions.

The Company's income tax benefit for the years ended March 31, 2013 and 2012 consists of federal, state and local taxes attributable to GCP, which does not file a consolidated income tax return with the Company, and foreign taxes. As of March 31, 2013, the Company had federal net operating loss carryforwards of approximately $79,100,000 for U.S. tax purposes, which expire through 2033, and foreign net operating loss carryforwards of approximately $19,700,000, which carry forward without limit of time. Utilization of the U.S. tax losses may be limited by the "change of ownership" rules as set forth in section 382 of the Internal Revenue Code.

The pre-tax income, on a financial statement basis, from foreign sources totaled $412,182 for the year ended March 31, 2013 and the pre-tax loss, on a financial statement basis, from foreign sources totaled $154,328 for the year ended March 31, 2012.

The Company did not have any undistributed earnings from foreign subsidiaries at March 31, 2013 and 2012.

The following table reconciles the income tax benefit and the federal statutory rate of 34%.

	Years ended March 31,	
	2013	2012
	%	%
Computed expected tax benefit, at 34%	34.00	34.00
Increase in valuation allowance	(34.39)	(43.34)
Effect of foreign rate differential	(2.96)	(2.17)
Taxes included in minority interest	(3.81)	(1.87)
Other	(1.56)	4.39
State and local taxes, net of federal benefit	6.00	6.00
Income tax benefit	(2.72)	(2.99)

In connection with the investment in GCP, the Company recorded a deferred tax liability on the ascribed value of the acquired intangible assets of $2,222,222, increasing the value of the asset. The deferred tax liability is being reversed and a deferred tax benefit is being recognized over the amortization period of the intangible asset (15 years). For each of the years ended March 31, 2013 and 2012, the Company recognized $148,152 of income tax benefit.

NOTE 12 — PROVISION FOR INCOME TAXES - (continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below.

	March 31, 2013	March 31, 2012
Deferred income tax assets:		
Foreign currency transactions	$ 103,000	$ 105,000
Accounts receivable	5,000	38,000
Inventory	280,000	164,000
Stock based compensation	1,967,000	1,854,000
Amortization of intangibles	1,463,000	1,306,000
Net operating loss carryforwards – U.S.	31,623,000	30,012,000
Net operating loss carryforwards – foreign	1,957,000	1,916,000
Other	2,000	2,000
Total gross assets	37,400,000	35,397,000
Less: Valuation allowance	(37,400,000)	(35,397,000)
Net deferred asset	$ —	$ —
Deferred income tax liability:		
Intangible assets acquired in acquisition of subsidiary	$ (629,444)	$ (629,444)
Intangible assets acquired in investment in GCP	(1,037,012)	(1,185,164)
Net deferred income tax liability	$ (1,666,456)	$ (1,814,608)

The Company has recorded a full valuation allowance against its deferred tax assets as it believes it is more likely than not that such deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of March 31, 2013 and 2012 was approximately $37,400,000 and $35,397,000, respectively. The net change in the total valuation allowance for the years ended March 31, 2013 and 2012 was $2,003,000 and $2,250,000, respectively. The Company does not offset its deferred tax assets and liabilities because its deferred tax assets and liabilities are in different taxable entities which do not file consolidated returns.

NOTE 13 — STOCK-BASED COMPENSATION

A. Stock Incentive Plan — In July 2003, the Company implemented the 2003 Stock Incentive Plan (the "2003 Plan"), which provides for awards of incentive and non-qualified stock options, restricted stock and stock appreciation rights for its officers, employees, consultants and directors to attract and retain such individuals. Stock option grants under the Plan are granted with an exercise price at or above the fair market value of the underlying common stock at the date of grant, generally vest over a three to five year period and expire ten years after the grant date.

As established, there were 2,000,000 shares of common stock reserved and available for distribution under the Plan. In January 2009, the Company's shareholders approved an amendment to the Plan to increase the number of shares available under the Plan from 2,000,000 to 12,000,000 and to establish the maximum number of shares issuable to any one individual in any particular year. As of March 31, 2013, 3,300,663 shares remain available for issuance under the Plan.

In October 2012, the Company's shareholders approved the 2013 Incentive Compensation Plan ("2013 Plan") which provides for awards of incentive and non-qualified stock options, restricted stock and stock appreciation rights for its officers, employees, consultants and directors to attract and retain such individuals. As of March 31, 2013, no shares had been issued under the 2013 Plan.

NOTE 13 — STOCK-BASED COMPENSATION – (continued)

Stock based compensation expense for the years ended March 31, 2013 and 2012 amounted to $282,314 and $190,463, respectively, of which $51,075 and $32,107, respectively, is included in selling expense and $231,239 and $158,356, respectively, is included in general and administrative expense for the years ended March 31, 2013 and 2012, respectively. At March 31, 2013, total unrecognized compensation cost amounted to approximately $481,119, representing 3,886,182 unvested options. This cost is expected to be recognized over a weighted-average period of 2.22 years. There were no shares exercised during the years ended March 31, 2013 and 2012.

Stock Options — A summary of the options outstanding under the 2003 Plan is as follows:

	Years ended March 31,			
	2013		2012	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	6,330,599	$0.74	4,570,850	$0.92
Granted	1,800,166	0.30	1,837,349	0.32
Exercised	—	0.00	—	0.00
Forfeited	(10,000)	0.34	(77,600)	1.46
Outstanding at end of period	8,120,765	$0.64	6,330,599	$0.74
Exercisable at period end	4,248,958	$0.94	2,736,600	$1.28
Weighted average fair value of grants during the period		$0.16		$0.19

The following table summarizes activity pertaining to options outstanding and exercisable at March 31, 2013:

	Options Outstanding		Options Exercisable		
Range of Exercise Prices	Shares	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
$0.01 – $0.25	631,400	5.57	631,400	$0.22	$55,351
$0.26 – $0.35	7,031,865	7.64	3,160,058	0.34	27,082
$1.01 – $2.00	68,000	4.84	68,000	1.82	—
$5.01 – $6.00	181,000	0.84	181,000	6.00	—
$6.01 – $7.00	17,000	3.99	17,000	6.36	—
$7.01 – $8.00	184,000	2.68	184,000	7.57	—
$8.01 – $9.00	7,500	3.86	7,500	9.00	—
	8,120,765	7.18	4,248,958	$0.94	$82,433

Total stock options exercisable as of March 31, 2013 were 4,248,958. The weighted average exercise price of these options was $0.94. The weighted average remaining life of the options outstanding was 7.18 years and of the options exercisable was 6.02 years.

NOTE 13 — STOCK-BASED COMPENSATION – (continued)

The following summarizes activity pertaining to the Company's unvested options for the years ended March 31, 2013 and 2012:

	Shares	Weighted Average Exercise Price
Unvested at March 31, 2011	2,688,100	$0.34
Granted	1,837,349	0.32
Canceled or expired	(16,250)	0.35
Vested	(915,200)	0.34
Unvested at March 31, 2012	3,593,999	$0.34
Granted	1,800,166	0.30
Canceled or expired	(8,750)	0.34
Vested	(1,513,608)	0.33
Unvested at March 31, 2013	3,871,807	$0.32

The fair value of each award under the Plan is estimated on the grant date using the Black-Scholes option pricing model and is affected by assumptions regarding a number of complex and subjective variables. The use of an option pricing model also requires the use of a number of complex assumptions including expected volatility, risk-free interest rate, expected dividends, and expected term. Expected volatility is based on the Company's historical volatility and the volatility of a peer group of companies over the expected life of the option. The expected term and vesting of the options represents the estimated period of time until exercise. The expected term was determined using the simplified method available under current guidance. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company has not paid dividends on its common stock in the past and does not plan to pay any dividends on its common stock in the near future. Current authoritative guidance also requires the Company to estimate forfeitures at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its expectation of future experience while considering its historical experience.

The fair value of options at grant date was estimated using the Black-Scholes option pricing model utilizing the following weighted average assumptions:

	March 31,	
	2013	2012
Risk-free interest rate	0.67% – 0.89%	0.89%
Expected option life in years	5.5 – 6.25	6.04
Expected stock price volatility	65%	65%
Expected dividend yield	0%	0%

B. Warrants — The Company has entered into various warrant agreements.

2011 Warrants issued in connection with the Series A Preferred Stock

The 2011 Warrants issued in connection with the Series A Preferred Stock have an exercise price of $0.38 per share, subject to adjustment, and are exercisable for a period of five years. The exercise price of the 2011 Warrants is equal to 125% of the conversion price of the Series A Preferred Stock.

NOTE 13 — STOCK-BASED COMPENSATION – (continued)

The Company accounted for the 2011 Warrants issued in June 2011 in the consolidated financial statements as a liability at their initial fair value of $487,022 and accounted for the 2011 Warrants issued in October 2011 as a liability at their initial fair value of $780,972. Changes in the fair value of the 2011 Warrants will be recognized in earnings for each subsequent reporting period. At March 31, 2013 and 2012, the fair value of the 2011 Warrants was included in the balance sheet under the caption Warrant liability of $795,374 and $1,098,108, respectively. For the years ended March 31, 2013 and 2012, the Company recorded a gain for the change in the value of the 2011 Warrants of $302,734 and $109,767, respectively.

The fair value of the warrants is a Level 3 fair value under the valuation hierarchy and was estimated using the Black-Scholes option pricing model utilizing the following assumptions:

	March 31, 2013	March 31, 2012
Risk-free interest rate	0.36%	1.07%
Expected option life in years	3.25	4.25
Expected stock price volatility	.40%	.55%
Expected dividend yield	0%	0%

Warrants to Purchase Common Stock Issued to Senior Note Holders

In connection with the issuance of senior notes in November 2006, the Company entered into warrant agreements granting the right to purchase 213,600 shares of the Company's common stock at an exercise price of $8.00 per share at any time through March 31, 2012. These warrants were recorded at fair value and accounted for as a discount to the face value of the senior notes and a credit to additional paid-in capital in the amount of $706,944. This discount was fully recognized over the adjusted term of the senior notes with a charge to interest expense and a credit to senior notes payable. The warrants were not exercised prior to their expiration on March 31, 2012.

The following is a summary of the Company's outstanding warrants for the periods presented:

	Warrants	Weighted Average Exercise Price Per Warrant
Warrants outstanding and exercisable, March 31, 2011	1,926,814	$6.72
Granted	11,754,087	0.38
Exercised	—	—
Forfeited	(263,600)	7.24
Warrants outstanding and exercisable, March 31, 2012	13,417,301	$1.16
Granted	—	—
Exercised	—	—
Forfeited	(1,543,214)	6.53
Warrants outstanding and exercisable, March 31, 2013	11,874,087	$0.46

NOTE 14 — RELATED PARTY TRANSACTIONS

A. The Company has entered into various transactions with Knappogue Corp., a shareholder in the Company that is controlled by the Company's Chairman and his family. The transactions primarily involved rental fees for use of Knappogue Corp.'s interest in the Knappogue Castle for various corporate purposes, including Company meetings and to entertain the Company's customers. For the years ended March 31, 2013 and 2012, fees incurred by the Company to Knappogue Corp. amounted to $9,093 and $9,565, respectively. These charges have been included in selling expense.

NOTE 14 — RELATED PARTY TRANSACTIONS – (continued)

B. I.L.A.R. S.p.A is a shareholder in the Company and one of the officers of I.L.A.R. S.p.A is a director of the Company. In January 2011, CB-USA entered into an agreement ("New Agreement") with Pallini Internazionale S.r.L. ("Pallini"), as successor in interest to I.L.A.R. S.p.A, regarding the importation and distribution of certain Pallini brand products. The New Agreement supersedes that certain Agreement dated as of August 27, 2004 between I.L.A.R. S.p.A and CB-USA. The terms of the New Agreement are effective as of April 1, 2010.

Under the New Agreement, the Company is permitted to import Pallini Limoncello and its flavor extensions at a set price, updated annually, and is obligated to set aside a portion of the gross margin toward a marketing fund for Pallini. The New Agreement also encompasses the hiring of a Pallini Brand Manager at the Company with Pallini reimbursing the costs of this position up to a stipulated annual amount. These reimbursements are included in selling expense.

For the years ended March 31, 2013 and 2012, the Company purchased goods from Pallini for $3,685,192 and $3,502,878, respectively. As of March 31, 2013 and 2012, Pallini owed the Company $34,628 and $122,640, respectively, for its share of marketing expense, which is included in due from shareholders and affiliates on the consolidated balance sheet. As of March 31, 2013 and 2012, the Company was indebted to Pallini for $967,188 and $436,561, respectively, which is included in due to shareholders and affiliates on the consolidated balance sheet.

C. In November 2008, the Company entered into a management services agreement with Vector Group Ltd., a more than 5% shareholder, under which Vector Group agreed to make available to the Company the services of Richard J. Lampen, Vector Group's executive vice president, effective October 11, 2008 to serve as the Company's president and chief executive officer and to provide certain other financial and accounting services, including assistance with complying with Section 404 of the Sarbanes-Oxley Act of 2002. In consideration for such services, the Company agreed to pay Vector Group an annual fee of $100,000, plus any direct, out-of-pocket costs, fees and other expenses incurred by Vector Group or Mr. Lampen in connection with providing such services, and to indemnify Vector Group for any liabilities arising out of the provision of the services. The agreement is terminable by either party upon 30 days' prior written notice. For the years ended March 31, 2013 and 2012, Vector Group was paid $113,406 and $118,893, respectively, under this agreement. These charges have been included in general and administrative expense.

D. In November 2008, the Company entered into an agreement to reimburse Ladenburg Thalmann Financial Services Inc. ("LTS") for its costs in providing certain administrative, legal and financial services to the Company. For the years ended March 31, 2013 and 2012, LTS was paid $154,972 and $183,888, respectively, under this agreement. Mr. Lampen, the Company's president and chief executive officer and a director, is the president and chief executive officer and a director of LTS and two other directors of the Company serve as directors of LTS, including Phillip Frost, M.D. who is the Chairman and principal shareholder of LTS.

E. As described in Note 9D, in March 2013, the Company entered into a Participation Agreement with certain related parties.

NOTE 15 — COMMITMENTS AND CONTINGENCIES

A. The Company has entered into a supply agreement with Irish Distillers Limited ("IDL"), which provides for the production of blended Irish whiskeys for the Company until the contract is terminated by either party in accordance with the terms of the agreement. IDL may terminate the contract if it provides at least six years prior notice to the Company, except for breach. Under this agreement, the Company provides IDL with a forecast of the estimated amount of liters of pure alcohol it requires for the next four fiscal contract years and agrees to purchase 90% of that amount, subject to certain annual adjustments. For the contract year ending June 30, 2013, the Company has

NOTE 15 — COMMITMENTS AND CONTINGENCIES – (continued)

contracted to purchase approximately €649,073 or $831,871 (translated at the March 31, 2013 exchange rate) in bulk Irish whiskey, of which €594,517, or $761,951, had been purchased as of March 31, 2013. The Company is not obligated to pay IDL for any product not yet received. During the term of this supply agreement, IDL has the right to limit additional purchases above the commitment amount.

B. The Company has also entered into a supply agreement with IDL, which provides for the production of single malt Irish whiskeys for the Company until the contract is terminated by either party in accordance with the terms of the agreement. IDL may terminate the contract if it provides at least thirteen years prior notice to the Company, except for breach. Under this agreement, the Company provides IDL with a forecast of the estimated amount of liters of pure alcohol it requires for the next twelve fiscal contract years and agrees to purchase 80% of that amount, subject to certain annual adjustments. For the contract year ending June 30, 2013, the Company has contracted to purchase approximately €211,860 or $271,526 (translated at the March 31, 2013 exchange rate) in bulk Irish whiskey, of which €174,264, or $223,343, had been purchased as of March 31, 2013. The Company is not obligated to pay IDL for any product not yet received. During the term of this supply agreement, IDL has the right to limit additional purchases above the commitment amount.

C. The Company has a distribution agreement with Gaelic Heritage Corporation, Ltd., an international supplier, to be the sole-producer of Celtic Honey, one of the Company's products, for an indefinite period.

D. The Company leases office space in New York, NY, Dublin, Ireland and Houston, TX. The New York, NY lease began on May 1, 2010 and expires on April 30, 2014 and provides for monthly payments of $18,693. The Dublin lease commenced on March 1, 2009 and extends through November 30, 2013 and provides for monthly payments of €1,250 or $1,602 (translated at the March 31, 2013 exchange rate). The Houston, TX lease commenced on February 24, 2000 and extends through January 31, 2015 and provides for monthly payments of $1,820. The Company has also entered into non-cancelable operating leases for certain office equipment.

Future minimum lease payments for leases with initial or remaining terms in excess of one year are as follows:

Years ending March 31,	Amount
2014	$257,168
2015	37,446
Total	$294,614

In addition to the above annual rental payments, the Company is obligated to pay its pro-rata share of utility and maintenance expenses on the leased premises. Rent expense under operating leases amounted to approximately $325,082 and $323,201 for the years ended March 31, 2013 and 2012, respectively, and is included in general and administrative expense.

D. Under the amended terms of the agreement under which the Company purchased McLain & Kyne, the Company was obligated to pay an earn-out to the sellers based on the financial performance of the acquired business. The aggregate amount of such earn-out payments, which was not to exceed $4,000,000, was determined by calculations as defined in the agreement, as amended, through March 31, 2011. The Company is also required to pay an earn-out based on the case sales of the Jefferson's Presidential Select for a specified amount of cases. For the years ended March 31, 2013 and 2012, the sellers earned $145,800 and $117,048, respectively, under this agreement.

E. As described in Note 9C, in August 2011, the Company and CB-USA entered into the Keltic Facility, as amended in July 2012 and March 2013.

NOTE 16 — CONCENTRATIONS

A. Credit Risk — The Company maintains its cash and cash equivalents balances at various large financial institutions that, at times, may exceed federally and internationally insured limits. The Company exceeded the limits in effect by approximately $300,000 at March 31, 2013, and did not exceed the limits in effect as of March 31, 2012.

B. Customers — Sales to four customers accounted for approximately 45.1% of the Company's revenues for the year ended March 31, 2013 (of which one customer accounted for 30.2%) and approximately 41.7% of accounts receivable at March 31, 2013. Sales to four customers accounted for approximately 46.2% of the Company's revenues for the year ended March 31, 2012 (of which one customer accounted for 30.2%) and approximately 40.9% of accounts receivable at March 31, 2012.

NOTE 17 — GEOGRAPHIC INFORMATION

The Company operates in one reportable segment — the sale of premium beverage alcohol. The Company's product categories are rum, liqueur, whiskey, vodka, tequila and wine. The Company reports its operations in two geographic areas: International and United States.

The consolidated financial statements include revenues and assets generated in or held in the U.S. and foreign countries. The following table sets forth the amounts and percentage of consolidated revenue, consolidated results from operations, consolidated net loss attributable to common shareholders, consolidated income tax benefit and consolidated assets from the U.S. and foreign countries and consolidated revenue by category.

	Years ended March 31,			
	2013		2012	
Consolidated Revenue:				
International	$ 5,444,798	13.1%	$ 4,370,460	12.3%
United States	35,998,196	86.9%	31,124,155	87.7%
Total Consolidated Revenue	$41,442,994	100.0%	$35,494,615	100.0%
Consolidated Results from Operations:				
International	$ (26,329)	0.6%	$ (170,936)	4.4%
United States	(4,405,519)	99.4%	(3,706,151)	95.6%
Total Consolidated Results from Operations	$ (4,431,848)	100.0%	$ (3,877,087)	100.0%
Consolidated Net Loss Attributable to Controlling Interests:				
International	$ (145,784)	2.7%	$ (964,883)	18.4%
United States	(5,302,973)	97.3%	(4,267,442)	81.6%
Total Consolidated Net Loss Attributable to Controlling Interests	$ (5,448,757)	100.0%	$ (5,232,325)	100.0%
Income tax benefit:				
United States	148,152	100.0%	148,152	100.0%
Consolidated Revenue by category:				
Rum	$15,324,904	36.9%	$12,811,614	36.2%
Liqueurs	8,803,111	21.2%	8,772,099	24.7%
Whiskey	9,421,168	22.8%	6,510,762	18.3%
Vodka	3,565,070	8.6%	3,729,267	10.5%

NOTE 17 — GEOGRAPHIC INFORMATION – (continued)

	Years ended March 31,			
	2013		2012	
Tequila	242,537	0.6%	286,552	0.8%
Wine	689,637	1.7%	901,651	2.5%
Gosling's Stormy Ginger Beer and other*	3,396,567	8.2%	2,482,670	7.0%
Total Consolidated Revenue	$41,442,994	100.0%	$35,494,615	100.0%

	As of March 31,			
	2013		2012	
Consolidated Assets:				
International	$ 1,941,537	5.9%	$ 2,430,226	7.6%
United States	31,175,558	94.1%	28,924,551	92.4%
Total Consolidated Assets	$33,117,095	100.0%	$31,354,777	100.0%

* Includes related non-beverage alcohol products.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) *Evaluation of Disclosure Controls and Procedures.*

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information that would be required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer (our Principal Executive Officer and Principal Financial Officer, respectively), as appropriate, to allow timely decisions regarding required disclosure.

As of March 31, 2013, we carried out an evaluation, under the supervision and with the participation of our management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

(b) *Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the securities laws, internal control over financial reporting is a process designed by, or under the supervision of, our Principal Executive and Principal Financial Officers and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) as of March 31, 2013, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management, including the Principal Executive and Principal Financial Officers, based on their evaluation of our internal control over financial reporting, have concluded that our internal control over financial reporting was effective as of March 31, 2013.

(c) *Changes in Internal Control over Financial Reporting*

There have been no changes in our internal control over financial reporting that occurred in the fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

On July 1, 2013, we entered into a new indemnification agreement (the "Indemnification Agreement") with each of our executive officers and directors (each an "Indemnitee"), which replaces our existing form of indemnification agreement for the Indemnitees. The Indemnification Agreement supplements our Articles of Incorporation, as amended, Bylaws and Florida law in providing certain indemnification rights to the Indemnitee.

The Indemnification Agreement provides, among other things, that we will indemnify the Indemnitee to the fullest extent permitted by Florida law, including the advancement of attorneys' fees, costs and other expenses actually and reasonably incurred or paid by the Indemnitee in connection with any threatened, pending or completed actions, suits, investigations, or proceedings, whether civil, criminal, administrative or investigative nature, and to which the Indemnitee was or is a party or is threatened to be made a party or was or is a witness or participates by reason of the fact that the Indemnitee is or was an officer, director, manager, consultant, stockholder, employee or agent of ours or any of our subsidiaries or affiliates, subject to certain exclusions and procedures set forth in the Indemnification Agreement.

The foregoing description of the Indemnification Agreement is not complete and is qualified in its entirety by reference to the full text of the Form of Indemnification Agreement, which is filed as Exhibit 10.43 to this Annual Report on Form 10-K and is incorporated herein by reference.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference from our definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2013.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference from our definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2013.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Information regarding equity compensation plans is set forth in Item 5 of this annual report on Form 10-K and is incorporated herein by reference.

The other information required by this Item 12 is incorporated by reference from our definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2013.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference from our definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2013.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference from our definitive proxy statement for our 2013 annual meeting of shareholders, which will be filed no later than 120 days after March 31, 2013.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements — See Index to Financial Statements at Item 8 on page 31 of this annual report on Form 10-K.

2. Financial Statement Schedules — Omitted because they are not applicable or not required.

3. Exhibits — The following exhibits are filed as part of, or incorporated by reference into, this annual report on Form 10-K:

(b) Exhibit Number	Exhibit
2.1	Asset Purchase Agreement, dated as of September 21, 2009, by and between Castle Brands Inc. and Betts & Scholl, LLC (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed with the SEC on September 22, 2009)
2.2	Agreement and Plan of Merger dated February 9, 2010 between Castle Brands Inc., a Delaware corporation, and Castle Brands (Florida) Inc., a Florida corporation (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed with the SEC on February 12, 2010)
3.1	Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 4.1 to our Post-Effective Amendment No. 1 to Form S-8 (File No. 333-160380) filed with the SEC on March 10, 2010)
3.2	Articles of Amendment to Articles of Incorporation Designating the Preferences, Rights and Limitations of 10% Series A Convertible Preferred Stock of the Company (incorporated by reference to Exhibit 3.1 to our current report on Form 8-K filed with the SEC on June 9, 2011)
3.3	Bylaws of the Company (incorporated by reference to Appendix E to our definitive proxy statement on Schedule 14A filed with the SEC on December 30, 2009)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to our Post-Effective Amendment No. 1 to Form S-8 (File No. 333-160380) filed with the SEC on March 10, 2010)
4.2	Form of Common Stock Purchase Warrant to be issued by the Company (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed with the SEC on June 9, 2011)
4.3	Loan and Security Agreement, dated as of August 19, 2011, among Keltic Financial Partners II, LP, the Company and Castle Brands (USA) Corp. (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed with the SEC on July 26, 2012)
4.4	First Amendment to Loan and Security Agreement, dated as of July 23, 2012, among Keltic Financial Partners II, LP, the Company and Castle Brands (USA) Corp. (incorporated by reference to Exhibit 4.1 to our current report on Form 8-K filed with the SEC on August 25, 2011)
4.5	Second Amendment to Loan and Security Agreement, dated as of March 11, 2013, among Keltic Financial Partners II, LP, the Company and Castle Brands (USA) Corp. (incorporated by reference to exhibit 4.1 to our current report on Form 8-K filed with the SEC on March 14, 2013)
4.6	Term Note, dated as of March 11, 2013, in favor of Keltic Financial Partners II, LP (incorporated by reference to exhibit 4.3 to our current report on Form 8-K filed with the SEC on March 14, 2013)
4.7	Amended and Restated Revolving Credit Note, dated as of March 11, 2013, in favor of Keltic Financial Partners II, LP (incorporated by reference to exhibit 4.2 to our current report on Form 8-K filed with the SEC on March 14, 2013)

(b) Exhibit Number	Exhibit
10.1	Export Agreement, dated as of February 14, 2005 between Gosling Partners Inc. and Gosling's Export (Bermuda) Limited(Exhibit 10.1)[(1)(2)]
10.2	Amendment No. 1 to Export Agreement, dated as of February 18, 2005, by and among Gosling-Castle Partners Inc. and Gosling's Export (Bermuda) Limited(Exhibit 10.2)[(1)(2)]
10.3	National Distribution Agreement, dated as of September 3, 2004, by and between Castle Brands (USA) Corp. and Gosling's Export (Bermuda) Limited(Exhibit 10.3)[(1)(2)]
10.4	Subscription Agreement, dated as of February 18, 2005, by and between Castle Brands Inc. and Gosling-Castle Partners Inc.(Exhibit 10.4)[(1)]
10.5	Stockholders' Agreement, dated February 18, 2005, by and among Gosling-Castle Partners Inc. and the persons listed on Schedule I thereto (Exhibit 10.5)[(1)]
10.6	Agreement, dated as of January 12, 2011, between Pallini Internazionale S.r.L. and Castle Brands (USA) Corp. (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on January 18, 2011)[(2)]
10.7	Supply Agreement, dated as of January 1, 2005, between Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.(Exhibit 10.8)[(1)(2)]
10.8	Amendment No. 1 to Supply Agreement, dated as of September 20, 2005, to the Supply Agreement, dated as of January 1, 2005, among Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.(Exhibit 10.9)[(1)]
10.9	Amended and Restated Worldwide Distribution Agreement, dated as of April 16, 2001, by and between Great Spirits Company LLC and Gaelic Heritage Corporation Limited (Exhibit 10.10)[(1)]
10.10	Letter Agreement, dated November 7, 2008, between Castle Brands Inc. and Vector Group Ltd. (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on November 12, 2008)
10.11	Form of Indemnification Agreement to be entered into with directors (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K filed with the SEC on October 14, 2008)
10.12	Form of Indemnification Agreement to be entered into with directors (Exhibit 10.54)[(1)]
10.13	Form of Castle Brands Inc. Stock Option Grant Agreement (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on June 16, 2006)[#]
10.14	Stock Purchase Agreement, dated as of October 12, 2006, among Chester F. Zoeller III, Brittany Lynn Zoeller Carlson and Beth Allison Zoeller Willis and the Company (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on October 16, 2006)
10.15	Amended and Restated Employment Agreement, dated as of November 13, 2007, between Castle Brands Inc. and Alfred J. Small (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K filed with the SEC on November 13, 2007)[#]
10.16	Third Amended and Restated Employment Agreement, effective as of February 26, 2010, by and between Castle Brands Inc. and Mark Andrews (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on March 1, 2010)[#]
10.17	Amended and Restated Employment Agreement, effective as of May 2, 2005, by and between Castle Brands Inc. and T. Kelley Spillane[(1)#]
10.18	Amendment to Amended and Restated Employment Agreement, dated as of May 6, 2010, between Castle Brands Inc. and Alfred J. Small (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K filed with the SEC on May 7, 2010)[#]
10.19	Amendment to Amended and Restated Employment Agreement, dated as of May 6, 2010, by and between Castle Brands Inc. and T. Kelley Spillane (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on May 7, 2010)[#]

(b) Exhibit Number	Exhibit
10.20	Agreement, dated as of February 4, 2008, by and between Autentica Tequilera S.A. de C.V. and Castle Brands (USA) Corp. (incorporated by reference to Exhibit 10.74 to our quarterly report on Form 10-Q filed with the SEC on February 14, 2008)(2)
10.21	Castle Brands Inc. 2003 Stock Incentive Plan, as amended, (Exhibit 10.29)(1)#
10.22	Amendment to Castle Brands Inc. 2003 Stock Incentive Plan (Exhibit 10.30)(1)#
10.23	Amendment No. 2 to Castle Brands Inc. 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.24 to our annual report on Form 10-K for the fiscal year ended March 30, 2009 filed with the SEC on June 29, 2009)#
10.24	Amended and Restated Warrant Agreement, dated September 27, 2005, by and between Castle Brands Inc. and Keltic Financial Partners, LP (Exhibit 10.52)(1)
10.25	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.5 to our quarterly report on Form 10-Q filed with the SEC on February 17, 2009)#
10.26	Amendment No. 2 to Bottling and Services Agreement, dated as of July 23, 2009, by and between Terra Limited and Castle Brands Spirits Company Limited (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed on July 29, 2009)(2)
10.27	Employment Agreement, made as of January 24, 2008, by and between Castle Brands Inc. and John S. Glover (incorporated by reference to Exhibit 10.28 to Amendment No. 1 to our annual report on Form 10-K filed with the SEC on July 29, 2009)#
10.28	Securities Purchase Agreement dated as of June 8, 2011, between the Company and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on June 9, 2011)
10.29	Securities Purchase Agreement dated as of June 8, 2011, between the Company and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.2 to our current report on Form 8-K filed with the SEC on June 9, 2011)
10.30	Securities Purchase Agreement dated as of June 8, 2011, between the Company and each affiliate purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K filed with the SEC on June 9, 2011)
10.31	Exchange Agreement dated as of June 8, 2011, between the Company and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.4 to our current report on Form 8-K filed with the SEC on June 9, 2011)
10.32	Registration Rights Agreement dated as of June 8, 2011, between the Company and each purchaser identified on the signature pages thereto (incorporated by reference to Exhibit 10.5 to our current report on Form 8-K filed with the SEC on June 9, 2011)
10.33	First Amendment to Exchange Agreement, dated as of June 13, 2011, between the Company and Frost Gamma Investments Trust (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on June 14, 2011)
10.34	Form of Validity and Support Agreement, dated as of August 19, 2011, among Keltic Financial Partners II, LP, the Company, Castle Brands (USA) Corp. and the officer signatory thereto (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on August 25, 2011)
10.35	Reaffirmation Agreement, dated as of March 11, 2013, among Keltic Financial Partners II, LP, the Company, Castle Brands (USA) Corp. and the officers signatory thereto (incorporated by reference to exhibit 10.1 to our current report on Form 8-K filed with the SEC on March 14, 2013)

(b) Exhibit Number	Exhibit
10.36	Fee Letter, dated as of March 11, 2013, among the Company, Castle Brands (USA) Corp. and the junior participants party thereto (incorporated by reference to exhibit 10.2 to our current report on Form 8-K filed with the SEC on March 14, 2013)
10.37	Amendment to Employment Agreement, made as of July 26, 2011, by and between Castle Brands Inc. and John S. Glover (incorporated by reference to Exhibit 10.1 to our current report on Form 8-K filed with the SEC on July 27, 2011)#
10.38	Employment Letter, dated July 29, 2011, by and between Castle Brands USA Corp. and Maria Alejandra Pena (incorporated by reference to Exhibit 10.3 to our quarterly report on Form 10-Q filed with the SEC on November 14, 2011)#
10.39	Amendment to Amended and Restated Employment Agreement, dated as of May 11, 2012, by and between Castle Brands Inc. and T. Kelley Spillane (incorporated herein by reference to Exhibit 10.1 to our current report on Form 8-K filed on May 17, 2012)#
10.40	Amendment to Amended and Restated Employment Agreement, dated as of May 11, 2012, between Castle Brands Inc. and Alfred J. Small (incorporated herein by reference to Exhibit 10.2 to our current report on Form 8-K filed on May 17, 2012)#
10.41	Amendment to the Third Amended and Restated Employment Agreement, effective as of May 11, 2012, by and between Castle Brands Inc. and Mark Andrews (incorporated by reference to Exhibit 10.3 to our current report on Form 8-K filed on May 17, 2012)#
10.42	Castle Brands Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit A to our definitive proxy statement on Schedule 14A for the 2012 annual meeting of shareholders, filed with the SEC on September 11, 2012)#
10.43	Form of Indemnification Agreement to be entered into with directors*
21.1	List of Subsidiaries*
23.1	Consent of EisnerAmper LLP*
31.1	Certification of CEO Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
31.2	Certification of CFO Pursuant to Rule 13a-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
32.1	Certification of CEO and CFO Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document.
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.

* Filed herewith.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

\# Management Compensation Contract.

(1) Previously filed as an exhibit to our Registration Statement on Form S-1 (File No. 333-128676), which was declared effective on April 5, 2006, and incorporated by reference herein.

(2) Confidential portions of this document are omitted pursuant to a request for confidential treatment that has been granted by the Commission, and have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on July 1, 2013.

CASTLE BRANDS INC.

By: /s/ ALFRED J. SMALL

Alfred J. Small
Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints each of Richard J. Lampen and Alfred J. Small, such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD J. LAMPEN Richard J. Lampen	President and Chief Executive Officer and Director (Principal Executive Officer)	July 1, 2013
/s/ ALFRED J. SMALL Alfred J. Small	Senior Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)	July 1, 2013
/s/ MARK ANDREWS Mark Andrews	Director	July 1, 2013
/s/ JOHN F. BEAUDETTE John F. Beaudette	Director	July 1, 2013
/s/ HENRY C. BEINSTEIN Henry C. Beinstein	Director	July 1, 2013
/s/ HARVEY P. EISEN Harvey P. Eisen	Director	July 1, 2013
/s/ PHILLIP FROST, M.D. Phillip Frost, M.D.	Director	July 1, 2013

Signature	Title	Date
/s/ GLENN L. HALPRYN Glenn L. Halpryn	Director	July 1, 2013
/s/ MICAELA PALLINI Micaela Pallini	Director	July 1, 2013
/s/ STEVEN D. RUBIN Steven D. Rubin	Director	July 1, 2013
/s/ DENNIS SCHOLL Dennis Scholl	Director	July 1, 2013
/s/ SERGIO ZYMAN Sergio Zyman	Director	July 1, 2013

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CORPORATE INFORMATION

OFFICERS

Richard J. Lampen
President and Chief Executive Officer

John S. Glover
Chief Operating Officer

Alfred J. Small
Senior Vice President, Chief Financial Officer, Treasurer and Secretary

T. Kelley Spillane
Senior Vice President—Global Sales

Alejandra Peña
Senior Vice President—Marketing

DIRECTORS

Mark Andrews, *Chairman*
John F. Beaudette
Henry C. Beinstein
Harvey P. Eisen
Phillip Frost, M.D.
Glenn L. Halpryn
Richard J. Lampen
Micaela Pallini, Ph.D.
Steven D. Rubin
Dennis Scholl
Sergio Zyman

TRANSFER AGENT

Continental Stock Transfer and Trust Company
17 Battery Place, 8th Floor
New York, NY 10004
212.509.4000

CORPORATE HEADQUARTERS

122 East 42nd Street
Suite 4700
New York, NY 10168
646.356.0200

COMMON STOCK

Castle Brands Inc.'s common stock trades on the NYSE MKT under the symbol ROX.

AUDITORS

EisnerAmper LLP
New York

COUNSEL

Greenberg Traurig, P.A.
Miami

ANNUAL REPORT ON FORM 10-K

Copies of our Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2013 can be accessed via our website at: http://investor.castlebrandsinc.com/annuals.cfm

ADDITIONAL INFORMATION

Copies of our filings with the U.S. Securities and Exchange Commission and other information may be obtained at our investor relations website: http://investor.castlebrandsinc.com/ or by contacting:

Castle Brands Inc.
122 East 42nd Street
Suite 4700
New York, NY 10168
Attention: Investor Relations
646.356.0200